FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, Monday 20 March 2006

Bank of New Zealand General Disclosure Statement

National Australia Bank today released the General Disclosure Statement for the Bank of New Zealand that is prepared to meet a regulatory requirement.

The Bank of New Zealand General Disclosure Statement this year reflects the transition to the International Financial Reporting Standards.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers included in the income statement on page 6 in the current financial period may not be comparable to the prior period.

Please refer to Note 1 contained in the General Disclosure Statement covering Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

Kim Lovely
External Relations Manager
T 03 8641 4982
M 0406 035 243

Bank of New Zealand
General Short Form Disclosure Statement

For the three months ended 31 December 2005

No. 40

General Short Form Disclosure Statement

For the three months ended 31 December 2005

This General Short Form Disclosure Statement has been issued by Bank of New Zealand for the three months ended 31 December 2005 in accordance with the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 (the “Order”).

In this General Short Form Disclosure Statement, unless the context otherwise requires:

a)              “Banking Group” means Bank of New Zealand and all of its controlled entities; and

b)             Words and phrases defined by the Order have the same meanings.

Contents

Bank of New Zealand Corporate Information

Ultimate Parent Bank

Directorate and Auditor

Interim Financial Statements

Auditor’s Independent Review Report

Credit Ratings

Conditions of Registration

Directors’ Statement

Bank of New Zealand Corporate Information

Address for Service

The name of the Registered Bank is Bank of New Zealand (referred to either by its full name or as the “Bank” or the “Company”) and its address for service is Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Details of Incorporation

The Bank was incorporated on 29 July 1861 under The New Zealand Bank Act 1861. On 14 March 1989, the Bank became, by virtue of an Order in Council made pursuant to section 4 of the Bank of New Zealand Act 1988, a company limited by shares incorporated and registered under the Companies Act 1955. On 24 March 1997, the Bank was reregistered under the Companies Act 1993.

Voting Securities and Power to Appoint Directors

National Australia Group (NZ) Limited, National Australia Bank Limited and National Equities Limited are the only holders of a direct or indirect qualifying interest in the voting securities of the Bank. There are 2,470,997,499 voting securities of the Bank. National Australia Group (NZ) Limited is the registered and beneficial holder of 2,470,997,499 voting securities. Neither National Australia Bank Limited (the ultimate parent company) nor National Equities Limited (the immediate parent company of National Australia Group (NZ) Limited) is the registered or the beneficial holder of any of the voting securities of the Bank but each has a relevant interest in all of such securities by virtue of National Australia Group (NZ) Limited being related to them in terms of section 5(7) of the Securities Markets Act 1988.

The ultimate parent company has the power under the Bank’s constitution to appoint any person as Director of the Bank or to remove any person from the office of Director, from time to time by giving written notice to the Bank. All appointments of Directors must be approved by the Reserve Bank of New Zealand.

Guarantors

The material obligations of the Bank are not guaranteed.

Insurance Business

The Banking Group does not conduct any Insurance Business, as defined in clause 3(i) of Bank of New Zealand’s Conditions of Registration set out on pages 50 and 51.

Ultimate Parent Bank

Ultimate Parent Bank and Address for Service

The ultimate parent bank of Bank of New Zealand is National Australia Bank Limited whose address for service is Level 24, 500 Bourke Street, Melbourne, Victoria 3000, Australia.

Legally Enforceable Restrictions that may Materially Inhibit National Australia Bank Limited’s Legal Ability to Provide Material Financial Support to Bank of New Zealand

National Australia Bank Limited does not guarantee the obligations of Bank of New Zealand.

Pursuant to the Banking Act 1959 (Cth), the Australian Prudential Regulation Authority has issued a legally enforceable prudential standard which restricts associations between an authorised deposit-taking institution (such as National Australia Bank Limited) and its related entities.

Any provision of material financial support to Bank of New Zealand by National Australia Bank Limited would need to comply with the following pertinent requirements of the prudential standard:

1.               National Australia Bank Limited should not undertake any third-party dealings with the prime purpose of supporting the business of Bank of New Zealand. National Australia Bank Limited must avoid giving any impression of its support unless there are formal legal arrangements in place providing for such support.

2.               National Australia Bank Limited should not hold unlimited exposures to Bank of New Zealand.

3.               National Australia Bank Limited should not enter into cross-default clauses whereby a default by Bank of New Zealand on an obligation (whether financial or otherwise) is deemed to trigger a default of National Australia Bank Limited in its obligations.

4.               In determining limits on acceptable levels of exposure to Bank of New Zealand, the Board of Directors of National Australia Bank Limited should have regard to the level of exposures which would be approved for unrelated entities of broadly equivalent credit status, and the impact on National Australia Bank Limited’s stand-alone capital and liquidity positions, as well as its ability to continue operating, in the event of a failure of any related entity to which National Australia Bank Limited is exposed.

5.               National Australia Bank Limited’s exposure to Bank of New Zealand cannot exceed 50% of National Australia Bank Limited’s stand-alone capital base, and its aggregate exposure to all related authorised deposit-taking institutions cannot exceed 150% of that capital base. Exposures in excess of these limits require the prior approval of the Australian Prudential Regulation Authority.

The Australian Prudential Regulation Authority has broad powers under the Banking Act 1959 (Cth) to give legally enforceable directions to National Australia Bank Limited in circumstances, for example, where it considers that National Australia Bank Limited has not complied with prudential standards or that it is in the interests of National Australia Bank Limited’s deposit holders to do so. In the event that National Australia Bank Limited becomes unlikely to be able to meet its obligations or is about to suspend payments, the Australian Prudential Regulation Authority has the power to take control of National Australia Bank Limited’s business or appoint an administrator to National Australia Bank Limited’s affairs.

The priority of the creditors of National Australia Bank Limited in the event that National Australia Bank Limited is unable to meet its obligations is governed by various Australian laws, including the Banking Act 1959 (Cth). That Act provides that the assets of National Australia Bank Limited in Australia are to be available to meet its deposit liabilities in Australia in priority to all other liabilities.

Directorate and Auditor

Communications addressed to the Directors and responsible persons, or any of them, may be sent to Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Changes in Directors

The name, occupation, technical or professional qualifications, country of residence, date of appointment, and directorships of the Director of the Bank appointed since the date of the previous Disclosure Statement, being 9 December 2005, are as follows:

Non-executive Director

Cameron Anthony Clyne

Executive General Manager Group Development

National Australia Bank Limited

B.A.

Australia

Appointed as Director on 14 February 2006

Directorships:

Melcam Pty Limited

Camel Nominees Pty Limited

Responsible Persons

Messrs. Thomas Kirriemuir McDonald and Peter Leonard Thodey, whose occupations, professional qualifications, countries of residence, and directorships are disclosed in the General Disclosure Statement for the year ended 30 September 2005, have been authorised in writing to sign this Disclosure Statement in accordance with section 82 of the Reserve Bank of New Zealand Act 1989, on behalf of the other Directors, being:

Cameron Anthony Clyne

Pamela Adrienne Jefferies, O.B.E.

Edwin Gilmour Johnson

Dr Susan Carrel Macken

Ross Edward Pinney

Heughan Bassett Rennie, C.B.E., Q.C.

Janine Laurel Smith

John Douglas Storey, O.N.Z.M.

Auditor

This General Short Form Disclosure Statement has been subject to independent review by Ernst & Young. The scope of this review has been in accordance with section 15(2) of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2005 and the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. Ernst & Young’s independent review report can be found on page 48.

Comparative information relating to 30 September 2005 is disclosed in this General Short Form Disclosure Statement as being unaudited. This is because Ernst & Young have performed an independent review of the impact of the transition to New Zealand equivalents to International Financial Reporting Standards on this comparative information rather than a full-scope audit. The next full-scope audit will be performed for the year ending 30 September 2006.

Income Statement

For the three months ended 31 December 2005

		Consolidated
Dollars in Millions	Note	Unaudited 3 Months 31/12/05	Unaudited 3 Months 31/12/04	Unaudited 12 Months 30/9/05
Interest income		874	744	3,134
Interest expense		620	506	2,173
Net interest income		254	238	961
Gains less losses on financial instruments at fair value	2	27	—	—
Net trading gains		—	21	99
Other operating income	3	141	139	551
Total operating income		422	398	1,611
Operating expenses	3	213	241	888
Total operating profit before impairment losses and income tax expense		209	157	723
Impairment losses on credit exposures	13	9	—	37
Total operating profit before income tax expense		200	157	686
Income tax expense		61	40	161
Net profit attributable to shareholder of Bank of New Zealand		139	117	525

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Statement of Recognised Income and Expense

For the three months ended 31 December 2005

		Consolidated
Dollars in Millions	Note	Unaudited 3 Months 31/12/05	Unaudited 3 Months 31/12/04	Unaudited 12 Months 30/9/05

Changes in items recognised directly in equity during the period:
Net change in asset revaluation reserve		—	—	2
Net change in foreign currency translation reserve		—	(1)	—
Net change in cash flow hedge reserve		(1)	—	—
Net actuarial losses on defined benefit pension scheme		—	—	(2)
Total changes in items recognised directly in equity		(1)	(1)	—
Net profit attributable to shareholder of Bank of New Zealand		139	117	525
Total recognised income and expense for the period	18	138	116	525

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Balance Sheet

As at 31 December 2005

		Consolidated
		Unaudited	Unaudited	Unaudited
Dollars in Millions	Note	31/12/05	31/12/04	30/9/05

Assets
Cash and balances with central banks	6	403	268	132
Due from other financial institutions	7	1,098	1,163	720
Trading securities	8	1,918	2,002	1,163
Other money market placements	9	727	590	615
Investments – available for sale	10	50	5	—
Investments – held to maturity	11	467	870	1,072
Loans and advances to customers	12	39,454	35,071	37,829
Derivative financial instruments		972	967	897
Amounts due from related entities		161	176	170
Property, plant and equipment		573	580	554
Deferred tax assets		99	119	159
Goodwill and other intangible assets		112	109	107
Other assets		527	510	565
Total assets		46,561	42,430	43,983

Financed by:
Liabilities
Due to central banks and other financial institutions	15	1,683	1,491	1,685
Other money market deposits	16	10,768	9,256	8,081
Trading liabilities		307	385	245
Deposits from customers	17	20,912	19,299	20,685
Derivative financial instruments		1,147	1,861	1,321
Bonds and notes		1,861	544	583
Amounts due to related entities		5,132	5,669	7,114
Current tax liabilities		41	10	12
Deferred tax liabilities		51	95	63
Subordinated loans from related entities		1,205	905	905
Other liabilities		614	461	501
Total liabilities		43,721	39,976	41,195
Shareholder’s equity
Contributed equity		1,451	1,451	1,451
Reserves	19	(5)	(1)	2
Retained profits		1,394	1,004	1,335
Total shareholder’s equity	18	2,840	2,454	2,788
Total liabilities and shareholder’s equity		46,561	42,430	43,983

Each of the 2,470,997,499 ordinary shares entitles the shareholder to one vote at any meeting of shareholders.

The paid in capital is included in tier one capital of the Banking Group.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Cash Flow Statement

For the three months ended 31 December 2005

		Consolidated
		Unaudited	Unaudited	Unaudited
		3 Months	3 Months	12 Months
Dollars in Millions	Note	31/12/05	31/12/04	30/9/05

Cash flows from operating activities
Cash was provided from:
Interest income		840	717	3,079
Net trading income and movements in derivative financial instruments		—	49	174
Other income		141	167	667
Cash was applied to:
Interest expense		(622)	(494)	(2,117)
Net trading income and movements in derivative financial instruments		(127)	—	—
Operating expenses		(199)	(221)	(803)
Net cash flows from operating activities before changes in operating assets and liabilities		33	218	1,000
Changes in operating assets and liabilities arising from cash flow movements
Cash was provided from:
Decrease in due from other financial institutions (term)*		223	—	—
Decrease in other assets		—	3	—
Increase in due to central banks and other financial institutions (term)*		—	497	—
Increase in deposits from customers*		227	295	1,681
Increase in other liabilities		129	239	—
Cash was applied to:
Increase in balances with central banks (term)*	6	(142)	—	—
Increase in due from other financial institutions (term)*		—	(545)	(276)
Increase in trading securities and trading liabilities*		(693)	(1,003)	(315)
Decrease in due to central banks and other financial institutions (term)*		(49)	—	(147)
Decrease in other liabilities		—	—	(324)
Increase in loans and advances to customers*		(1,596)	(1,104)	(3,899)
Increase in other assets		(10)	—	(91)
Increase in other money market placements*		(112)	(5)	(30)
Net changes in operating assets and liabilities		(2,023)	(1,623)	(3,401)
Net cash flows from operating activities before income tax		(1,990)	(1,405)	(2,401)
Cash was applied to:
Income tax payments		(23)	(23)	(213)
Net cash flows from operating activities		(2,013)	(1,428)	(2,614)
Cash flows from investing activities
Cash was provided from:
Proceeds on maturity of investments – available for sale		—	5	5
Proceeds on maturity of investments – held to maturity		622	616	2,612
Proceeds from sale of controlled entities	5	—	—	50
Proceeds from sale of property, plant and equipment		46	29	117
Cash was applied to:
Acquisition of intangible assets		(8)	—	(9)
Purchase of available for sale securities		—	(5)	—
Purchase of investment securities		—	(634)	(2,791)
Purchase of property, plant and equipment		(99)	(75)	(247)
Net cash flows from investing activities		561	(64)	(263)

*                 The amounts shown represent the net cash flows for the interim financial period.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

		Consolidated
Dollars in Millions	Note	Unaudited 3 Months 31/12/05	Unaudited 3 Months 31/12/04	Unaudited 12 Months 30/9/05

Cash flows from financing activities
Cash was provided from:
Increase in bonds and notes*		1,278	15	54
Increase in subordinated loans from related entities		300	—	—
Increase in other money market deposits*		2,690	862	—
Other related entity funding*		—	932	2,380
Cash was applied to:
Decrease in other money market deposits*		—	—	(313)
Other related entity funding*		(1,973)	—	—
Ordinary dividend		(160)	(160)	(235)
Net cash flows from financing activities		2,135	1,649	1,886
Net increase/(decrease) in cash and cash equivalents		683	157	(991)
Cash and cash equivalents at beginning of period		(1,062)	(71)	(71)
Cash and cash equivalents at end of period		(379)	86	(1,062)
Cash and cash equivalents at end of period comprises:
Cash and balances with central banks (call)	6	261	268	132
Due from other financial institutions (call)	7	692	265	91
Due to central banks and other financial institutions (call)	15	(1,332)	(447)	(1,285)
Total cash and cash equivalents		(379)	86	(1,062)

*                 The amounts shown represent the net cash flows for the interim financial period.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

		Consolidated
Dollars in Millions	Note	Unaudited 3 Months 31/12/05	Unaudited 3 Months 31/12/04	Unaudited 12 Months 30/9/05

Reconciliation of net profit attributable to shareholder of Bank of New Zealand to net cash flows from operating activities
Net profit attributable to shareholder of Bank of New Zealand		139	117	525
Add back non-cash items in net profit:
Depreciation and amortisation expense		37	38	149
Increase in accrued interest payable		—	12	56
Increase in other operating expenses		—	8	42
Increase in provision for tax		38	17	—
Movement in allowance for impairment losses on credit exposures	13	9	—	37
Movement in provision for impairment losses on non-financial assets		—	—	11
Unrealised gains less losses on financial instruments at fair value		—	28	75
Deduct non-cash items in net profit:
Decrease in accrued interest payable		(2)	—	—
Decrease in provision for tax		—	—	(52)
Decrease in other operating expenses		(23)	—	—
Increase in accrued interest receivable		(23)	(12)	(1)
Other non-cash interest items		(11)	(13)	(54)
Revaluation gain on property, plant and equipment		—	—	(2)
Unrealised gains less losses on financial instruments at fair value		(154)	—	—
Deduct operating cash flow items not included in profit:
Net changes in operating assets and liabilities		(2,023)	(1,623)	(3,401)
Add investing or financing cash flows included in profit:
Gain on sale of property, plant and equipment		—	—	1
Net cash flows from operating activities		(2,013)	(1,428)	(2,614)

Netting of cash flows

Certain cash flows (as indicated by *) are shown net as these cash flows are received and disbursed on behalf of customers and therefore reflect the activities of customers rather than those of the Bank.

Cash and cash equivalents consist of cash and short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Movements in cash and cash equivalents do not represent a cash inflow in the normal sense. Rather, they represent changes in the net inter-bank funding on the balance sheet dates. These balances fluctuate widely in the normal course of business.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the prior period. Please refer to Note 1 Principal Accounting Policies and Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Notes to and Forming Part of the Interim Financial Statements

For the three months ended 31 December 2005

Note 1 Principal Accounting Policies

The interim financial statements are general purpose financial reports prepared in accordance with the requirements of the Financial Reporting Act 1993, Companies Act 1993 and the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005.

These interim financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (“NZ GAAP”). NZ GAAP comprises New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and other applicable Financial Reporting Standards and Interpretations as appropriate for profit-orientated entities.

Under NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards, the Banking Group’s final opening balance sheet is to be prepared in accordance with the accounting policies effective as at the date of its first complete set of NZ IFRS compliant financial statements, being 30 September 2006.

These accounting policies may need to be adjusted when applied to the first complete set of NZ IFRS compliant financial statements to reflect the effects of both changes in financial reporting requirements arising from new or revised standards or interpretations subsequent to the date of preparation of these interim financial statements, or changes in the Banking Group’s circumstances or operations.

Basis of preparation

The preparation of the interim financial statements requires the use of certain estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made as at each balance sheet date are based on estimates at that date. Although the Banking Group has internal control systems in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

Statement of compliance and comparative amounts

Compliance with NZ IFRS ensures that the interim financial statements and the notes thereto, comply with International Financial Reporting Standards. The interim financial statements have been prepared in accordance with NZ IFRS including NZ IAS 34 Interim Financial Reporting.

These are the first interim financial statements prepared in accordance with NZ IFRS. Comparatives for the three months ended 31 December 2004 and year ended 30 September 2005 have been restated accordingly. The Banking Group has chosen to take advantage of the exemption available within NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards and has not restated comparatives in respect of the application of NZ IAS 39 Financial Instruments: Recognition and Measurement, NZ IAS 32 Financial Instruments: Disclosure and Presentation or NZ IFRS 4 Insurance Contracts. Reconciliations of NZ IFRS Total Equity, Net Profit and Financial Position for the year ended 30 September 2005 and the three months ended 31 December 2004 to that previously published under NZ GAAP are contained within note 29.

In preparing information to comply with the requirements of NZ IFRS 1 the Banking Group has applied exemptions relating to the following areas of transition to NZ IFRS:

•                  business combinations undertaken prior to 1 October 2004 have not been re-stated;

•                  the fair value of certain items of property, plant and equipment as at 1 October 2004 have been deemed as cost at that date;

•                  any foreign currency revaluation reserves have been set to zero as at 1 October 2004;

•                  no adjustment for share based payments granted by the Bank’s ultimate parent, National Australia Bank Limited, on or before 7 November 2002 has been reflected in the interim financial statements; and

•                  certain previously recognised financial instruments have been designated on initial recognition as at 1 October 2005 as financial assets or financial liabilities at fair value through profit or loss.

Historical cost

The interim financial statements have been prepared under the historical cost convention, modified by the application of fair value measurements.

Currency of presentation

All amounts are expressed in New Zealand dollars unless otherwise stated.

Rounding of amounts

All amounts have been rounded to the nearest million dollars except where indicated.

Changes in accounting policies

In accordance with NZ IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Banking Group has applied a change in accounting policy on 1 October 2005 in respect of provisions for maintenance recognised on motor vehicles leased through its wholly owned controlled entity, Custom Fleet (NZ) Limited. Previously maintenance expense had been recorded through the income statement when incurred. A maintenance provision has been created to accrue the total estimated maintenance expense over the life of the lease, on a straight line basis. Actual expenditure is matched against the provision and any provision remaining at the termination of the lease is taken to the income statement.

The revised accounting policy matches the lease revenue and expense. The change had the following impact on the interim financial statements:

Dollars in Millions	31/12/05	31/12/04	30/9/05

Balance sheet
Other liabilities	9	9	9
Retained earnings – balance at beginning of period	(6)	(6)	(6)
Deferred tax assets	3	3	3

It is not practicable to determine the amount of the adjustment that would be required had the policy been applied to periods other than those presented in the interim financial statements, as retrospective information is not available from management information systems.

Principles of consolidation

Controlled entities are all entities (including special purpose vehicles) over which the Bank has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity.

Controlled entities are fully consolidated from the date on which control is transferred to the Bank. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of controlled entities by the Bank. The cost of an acquisition is measured as the fair value of the assets, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the company’s share of the identifiable net assets, including contingent liabilities, acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the controlled entity acquired, the difference is recognised directly in the income statement.

Inter-company balances and transactions, including income, expenses and dividends are eliminated in full.

The accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Bank.

Foreign currency translation

i)                Functional and presentation currency

Items included in the interim financial statements of each of the Banking Group’s foreign operations are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The General Short Form Disclosure Statement is presented in New Zealand dollars, which is the Bank’s functional and presentation currency.

ii)            Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items held at fair value through profit or loss, such as equity securities, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, classified as available for sale financial assets, are included in a fair value reserve in equity.

iii)        Foreign operations

The results and financial position of all of the Banking Group’s operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                  assets and liabilities for each balance sheet presented are translated at the closing rate as at the balance sheet date;

•                  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•                  all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to shareholder’s equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

As at 1 October 2004, in accordance with the exemption available within NZ IFRS 1, the foreign currency translation reserves of the Banking Group entities were set to zero.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Segment reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is a group of assets and operations engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

Fair value measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Where the classification of a financial asset or liability requires it to be stated at fair value, this is determined by reference to independently quoted market prices wherever possible.

Where no ready liquid market price exists for a particular asset or liability, the Banking Group uses standard market valuation techniques to arrive at the fair value, utilising independent valuation inputs wherever possible. The fair value incorporates a credit risk adjustment.

ASSETS

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Financial assets

Financial assets comprise items such as Balances with central banks, Due from other financial institutions, Trading securities, Other money market placements, Investments – available for sale, Investments – held to maturity, Loans and advances to customers, Derivative financial instruments and Amounts due from related entities.

i)                Due from other financial institutions

Due from other financial institutions include certain loans, reverse repurchase agreements, nostros balances, and settlement account balances due from other financial institutions.

ii)            Other money market placements

Other money market placements include certain money market placements with non-financial institutions and reverse repurchase agreements with non-financial institutions.

iii)        Loans and advances to customers

Loans and advances to customers include overdrafts, credit card lending, housing loans, lease finance, redeemable preference shares and certain other term lending. Unearned income represents interest not yet earned on the Banking Group’s leasing and is calculated on an actuarial basis. Interest is recognised as revenue when interest is earned. Loans to customers made through equity type instruments that have been classified as debt are included in the balance sheet as Loans and advances to customers. Dividends and other distributions received or receivable on such equity instruments are included in the income statement as part of Interest income.

Under IAS 39, financial assets are required to be classified as fair value through profit or loss, available for sale, held to maturity or loans and receivables.

Prior to 1 October 2005 (the date at which the Banking Group applied NZ IAS 32 and NZ IAS 39), securities were classified as either trading securities, available for sale securities or investment securities. The accounting policies applied to these assets are outlined in Note 1 Principal Accounting Policies within the General Disclosure Statement for the year ended 30 September 2005.

Items designated at fair value through profit or loss

In accordance with NZ IAS 39 and NZ IAS 32, on 1 October 2005, certain financial instruments were designated at fair value through profit or loss.

Items at fair value through profit or loss include financial assets held for trading, financial assets designated at fair value through profit or loss and derivative financial instruments.

Purchases and sales of financial assets designated at fair value through profit or loss are recognised on trade date, being the date that the Banking Group is committed to purchase or sell an asset.

Held for trading financial assets are measured at fair value. Gains or losses are recognised through profit or loss as they arise.

i)                Trading securities

A financial asset is classified as held for trading if it is acquired principally for the purposes of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short term profit taking, or it is a derivative (not in a qualifying hedge relationship). The Banking Group has classified certain public and other debt securities as held for trading.

ii)            Financial assets designated at fair value through profit or loss

Upon initial recognition financial assets may be designated at fair value through profit or loss. This classification can only be used in the following circumstances:

•                  where designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets and liabilities (not only financial assets and liabilities) or recognising the gains or losses on them on different bases;

•                  those that are part of a group of financial assets, financial liabilities or both, that are managed and their performance is evaluated by management on a fair value basis in accordance with the documented risk management or investment strategy; or

•                  those that contain one or more embedded derivatives, except if the embedded derivative does not modify significantly the associated cash flows or it is clear with little or no analysis that separation is prohibited.

Based on the above criteria, the Banking Group has designated at fair value through profit or loss certain amounts Due from other financial institutions, Other money market placements with non-financial institutions and Loans and advances to customers.

Once a financial instrument has been designated at fair value through profit or loss upon initial recognition, the Banking Group cannot subsequently change the designation.

Investments – available for sale

From 1 October 2005 (the date at which the Banking Group applied NZ IAS 32 and NZ IAS 39), available for sale investments comprised non-derivative financial assets that are designated as available for sale and are not categorised into any of the categories of (i) fair value through profit or loss, (ii) loans and receivables or (iii) held to maturity.

Available for sale investments are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement.

Interest income is determined using the effective interest method. Impairment losses, and translation differences on monetary items, are recognised in the income statement. Available for sale investments are derecognised when the rights to receive cash flows have expired or the Banking Group has transferred substantially all the risks and rewards of ownership.

The accounting policies applied to available for sale investments prior to 1 October 2005 are outlined in the General Disclosure Statement for the year ended 30 September 2005.

Investments – held to maturity

Held to maturity investments comprise non-derivative financial assets, that the Banking Group’s management has the intention and ability to hold to maturity. From 1 October 2005, the date on which the Banking Group applied the principles of NZ IAS 39, they are initially recognised at fair value and subsequently recorded at amortised cost. Held to maturity investments are derecognised when the rights to receive cash flows have expired. Prior to 1 October 2005 held to maturity investments were recorded at original cost adjusted for the amortisation of premiums, accretion of discounts to maturity and other than temporary diminutions in their value. Unrealised losses relating to other than temporary diminutions in the value of investment securities were recognised in the income statement and the recorded values of those securities adjusted accordingly.

Repurchase and reverse repurchase agreements

Securities sold under agreements to repurchase are classified in the investment or trading portfolios and accounted for accordingly. The Bank’s obligation is classified under Due to central banks and other financial institutions or Other money market deposits. The difference between the sale and repurchase price represents interest expense and is recognised in the income statement over the term of the repurchase agreement.

Securities purchased under agreements to resell are recorded as Due from other financial institutions or Other money market placements. The difference between the sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the interim financial statements.

Loans and receivables

Loans and receivables are non-derivative financial assets, with fixed or determinable payments, that are not quoted in an active market and which are not classified as available for sale or designated at fair value through profit or loss. They arise when the Banking Group provides money or services directly to a customer with no intention of trading the loan.

Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently recorded at amortised cost, using the effective interest method, adjusted for impairment losses and unearned income. They are derecognised when the rights to receive cash flows have expired or the Banking Group has transferred substantially all of the risks and rewards of ownership.

Loans and receivables comprise Balances with central banks, certain amounts Due from other financial institutions, Other money market placements and Loans and advances to customers.

Impairment of financial assets

From 1 October 2005, the Banking Group will assess as at each balance sheet date whether there is evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets held at amortised cost is impaired and impairment losses are incurred if, and only if:

•                  there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (a “loss event”); and

•                  that loss event has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated.

Financial assets at fair value through profit or loss are not assessed for impairment as their fair value reflects the credit quality of the instrument and changes in fair value are recognised in the income statement.

The Banking Group assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Banking Group determines that no objective evidence of impairment exists for an individually assessed financial asset (whether significant or not), it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

For Loans and advances to customer and Investments – held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at either the asset’s original effective interest rate or, where the original effective interest rate is not available, at the asset’s contractual interest rate. Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based, and to remove the effects of conditions in the historical period that do not currently exist. In addition, the Banking Group uses its experienced judgement to estimate the amount of an impairment loss. This incorporates amounts calculated to overcome model limitations and systemic risks where appropriate and supported by historical loss experience data. The use of such judgements and reasonable estimates is considered by management to be an essential part of the process and does not impact reliability.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest, which was also used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognised through the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities classified as available for sale are recognised in the income statement. Reversals of impairment of equity shares classified as available for sale are not recognised in the income statement. Increases in the fair value of equity shares classified as available for sale after impairment are recognised directly in equity.

Prior to 1 October 2005 (the date from which the Banking Group applied NZ IAS 39), impairment losses were provided for losses inherent in loans, and off-balance sheet credit extensions such as letters of credit, guarantees and undrawn commitments to extend credit. Details of the accounting policies applied to impairment losses prior to 1 October 2005 are contained in note 1 of the General Disclosure Statement for the year ended 30 September 2005 under the heading Bad and doubtful debts.

Asset quality

A loan is considered to be impaired when, based on current information and events, the Banking Group considers it is probable that it will be unable to collect all amounts due, according to the contractual terms of the loan agreement.

The Banking Group has disclosed, in note 14, certain components of its loan portfolio as impaired assets according to the classifications discussed below:

•                  Other impaired assets means any credit exposure for which an impairment loss is required in accordance with NZ IAS 39 paragraphs 58 to 62, but is not a restructured asset.

•                  Restructured assets are those loans on which the original contractual terms have been formally modified due to the financial difficulties of borrowers, and on which interest continues to be accrued at a rate which is equal to or greater than the Banking Group’s average cost of funds at the date of restructuring.

•                  Assets acquired through security enforcement are those assets (primarily real estate) acquired through actual foreclosure or in full or partial satisfaction of loans.

The following categories are also disclosed in note 14, but are not considered to be impaired assets:

•                  Past due assets are those loans which payments of principal or interest are contractually past due for 90 days or more and adequate security is held.

•                  Other assets under administration are those loans which are not impaired or past due, where the customer is in receivership, liquidation, statutory management or any other form of administration in New Zealand, or is in an equivalent form of voluntary or involuntary administration overseas.

Derivative financial instruments and hedge accounting

From 1 October 2005, all derivatives are recognised in the balance sheet at fair value on trade date and are classified as trading except where they are designated as part of an effective hedge relationship. The carrying value of a derivative is remeasured at fair value throughout the life of the contract. Derivatives are carried as assets when the fair value is positive and liabilities when the fair value is negative.

The method of recognising the resulting fair value gain or loss on a derivative depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Banking Group designates certain derivatives as either hedges of fair value of recognised assets and liabilities or firm commitments (fair value hedge) or hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Banking Group documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as the Banking Group’s risk management objective and strategy for undertaking these hedge transactions. In addition, the documents outline how effectiveness will be measured throughout the life of the hedge relationship and its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

The accounting policies applied to derivatives prior to 1 October 2005 are outlined in the General Disclosure Statement for the year ended 30 September 2005.

i)                Fair value hedge

Subsequent to initial designation, the carrying value of the hedged item on initial designation is adjusted for the fair value attributable to the hedged risk. Subsequent to initial designation, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss on an effective yield basis over the remaining period to maturity of the hedged item. The adjustment to the carrying amount of a hedged item classified as available for sale remains in retained earnings until the disposal of the item.

ii)            Cash flow hedge

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity, while the gain or loss relating to any ineffective portion is recognised immediately in the income statement. The carrying value of the hedged item is not adjusted.

Amounts accumulated in equity are transferred to the income statement in the period in which the hedged item will affect profit or loss.

When a hedged instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction ultimately affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

iii)        Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; and the gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains or losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Any derivative that is de-designated as a hedging derivative will be accounted for as trading from the time that it is de-designated, with all subsequent movements in fair value recognised in the income statement.

Certain derivatives embedded in the financial instruments, such as the prepayment option embedded in a debt instrument, are only treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are bifurcated and measured at fair value with changes in fair value recognised in the income statement.

Goodwill and other intangible assets

Goodwill arises on the acquisition of controlled entities, associated entities and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Banking Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of these cash-generating units is represented by an individual primary reporting segment.

Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Computer software

Computer software is stated at cost, less amortisation and provision for impairment, if any.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Banking Group, and where it is probable that future economic benefits will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense as incurred.

Capitalised computer software costs are amortised on a straight line basis over their expected useful lives of between three and five years.

Property, plant and equipment

All land and buildings are revalued to reflect fair values. The valuations are carried out by independent registered valuers annually for all major buildings.

Revaluation increments are credited directly to an asset revaluation reserve. However, the increase is recognised in the income statement to the extent that it reverses a revaluation decrement previously recognised as an expense. Revaluation decrements are charged against the asset revaluation reserve to the extent that they reverse previous revaluation increments for a specific asset and any excess is recognised as an expense in the income statement. This policy is applied to assets individually. Revaluation increases and decreases are not offset, even within a class of assets, unless they relate to the same asset.

All other items of property, plant and equipment are carried at cost, less accumulated depreciation or amortisation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount. The recoverable amount is the higher of (i) the asset’s fair value less costs to sell and (ii) the asset’s value in use.

Where a group of assets working together supports the generation of cash inflows largely independent of cash inflows from other assets or groups of assets, the recoverable amount is assessed in relation to that group of assets (cash-generating unit).

In assessing recoverable amounts, the relevant cash flows from an asset or cash-generating unit’s value in use have been discounted to their present value at a pre-tax discount rate that reflects the time value of money and the risks specific to the asset or cash-generating unit.

With the exception of land, all property, plant and equipment is depreciated or amortised using the straight line method, at the rates appropriate to its estimated useful life to the Banking Group. The following depreciation rates have been applied.

Straight Line Rates

Buildings	3.33%

Leasehold improvements	Rate based on life of the lease to a maximum of ten years

Furniture, fittings and other equipment	10 to 20%

Personal computers and related application software	33.33%

Other data processing equipment	20 to 33.33%

Motor vehicles	Rate based on the useful life of the asset, between one and nine years

Profit or loss on the sale of property, plant and equipment, which is determined as the difference between the net sale proceeds and the carrying amount of property, plant and equipment at the time of disposal, is included in the income statement.

Leasing

Assets leased to customers are classified as finance leases if the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is treated as unearned finance income.

Finance lease income is recognised over the term of the lease using the net investment method (before tax) reflecting a constant periodic rate of return.

Operating lease assets are included within Property, plant and equipment at cost and depreciated over the useful life of the asset after taking into account anticipated residual value. Operating lease rental income is recognised within Other operating income in the income statement on a straight line basis over the life of the lease. Depreciation is recognised within Operating expenses.

LIABILITIES

Financial liabilities

Financial liabilities comprise items such as Due to central banks and other financial institutions, Other money market deposits, Trading liabilities, Deposits from customers, Derivative financial instruments, Bonds and notes and Amounts due to related entities.

Financial liabilities may be held at fair value through profit or loss or at amortised cost. Items held at fair value through profit or loss comprise both items held for trading and items specifically designated at fair value through profit or loss at initial recognition.

Financial liabilities held at fair value through profit or loss are initially recognised at fair value with transaction costs being recognised immediately in the income statement. Subsequently, they are measured at fair value and any gains or losses are recognised in the income statement as they arise.

Liabilities may be designated at fair value through profit or loss if they meet the following criteria:

•                  where designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets and liabilities (not only financial assets and liabilities) or recognising the gains or losses on them on different bases;

•                  those that are part of a group of financial assets, financial liabilities or both, that are managed and their performance is evaluated by management on a fair value basis in accordance with the documented risk management or investment strategy; or

•                  those that contain one or more embedded derivatives, except if the embedded derivative does not modify significantly the associated cash flows or it is clear with little or no analysis that separation is prohibited.

In accordance with above criteria the Banking Group has designated Other money market deposits, Bonds and notes and certain amounts Due to central banks and other financial institutions at fair value through profit or loss.

A financial liability is classified as held for trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short term profit taking, or it is a derivative (not in a qualifying hedge relationship). The Banking Group has classified short sales of securities as Trading liabilities.

All other financial liabilities including Deposits from customers, Amounts due from related entities and certain amounts Due to central banks and financial institutions are measured at amortised cost using the effective interest method.

Provisions

Provisions are recognised when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow or economic benefits will be required to settle the obligation and a reliable estimate can be made. Provisions are not discounted to the present value of their expected net future cash flows except where stated below.

Employee entitlements

Employee entitlements to long service leave are accrued using an actuarial calculation based on legal and contractual entitlements and assessments having regard to staff departures, leave utilisation and future salary increases. This method does not differ significantly from calculating the amount using present value techniques.

Wages and salaries, annual leave and other employee entitlements expected to be paid or settled within 12 months of providing the service are measured at their nominal amounts using remuneration rates that the Banking Group expects to pay when the liabilities are settled.

All other employee entitlements that are not expected to be paid or settled within 12 months of the reporting date are measured at the present value of net future cash flows.

The Banking Group sponsors a pension scheme, which has both a defined benefit and defined contribution component.

The defined benefit plan provides defined lump sum benefits based on years of service and final average salary. The asset in respect of the defined benefit superannuation plan is recognised in the balance sheet and is measured as the present value of the defined benefit obligation as at the reporting date less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost.

The Banking Group’s obligation for contributions to the defined contribution plan is recognised as an expense in the income statement as incurred. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payment is available.

The present value of the defined benefit obligations for the plan is discounted by the government bond rate. The present value of the defined benefit obligation is calculated using the projected unit credit method.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (vesting period). In this case, the past service cost is amortised on a straight line basis over the vesting period.

Pension expense attributable to the Banking Group’s defined benefit plan comprises current service cost, interest cost, expected return on plan assets and amortisation of any past service cost which has yet to vest. The Banking Group’s policy where actuarial gains and losses arise as a result of actual experience is to fully recognise such amounts directly into retained earnings.

Non-lending losses

Provisions for non-lending losses are raised for losses to be incurred by the Banking Group, which do not relate directly to amounts of principal outstanding for loans.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation as at the reporting date, taking into account the risks and uncertainties that surround the events and circumstances that affect the provision.

Restructuring costs

Provisions for restructuring costs include provisions for expenses incurred but not yet paid and future expenses that will arise as a direct consequence of decisions already made. A provision for restructuring costs is only made where the Banking Group has made a commitment and entered into an obligation such that there is no realistic alternative, but to carry out the restructuring and make future payments to settle the obligation.

Restructuring cost provisions are only recognised when a detailed plan has been approved and the restructuring has either commenced or has been publicly announced. This includes the cost of staff termination benefits and surplus leased space. Costs related to on-going activities are not provided for.

Surplus leased space

Surplus leased space is an onerous contract and a provision is recognised when the expected benefits to be derived from the contract are less than the costs that are unavoidable under the contract. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the Banking Group pays, or there are no substantive benefits beyond a known future date. The provision is determined on the basis of the present value of net future cash flows.

Subordinated debt

Subordinated debt issued by the Banking Group is recorded at amortised cost.

Income tax

Income tax expense is the income tax charge (benefit) incurred on the current period profit or loss and is the aggregate of the movements in deferred tax and the amount of income taxes payable (recoverable) in respect of taxable profit (taxable loss) for the period at the applicable tax rate.

Deferred tax assets are the amounts of income taxes recoverable in future periods including unused tax losses and unused tax credits carried forward. Deferred tax liabilities are the amounts of income taxes payable in future periods. Deferred tax assets and liabilities arise when there is a temporary difference between the tax bases (amount attributable to the asset or liability for tax purposes) of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax assets and liabilities are determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

•                  for a deferred income tax liability arising from the initial recognition of goodwill;

•                  where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of taxable temporary differences associated with investments in controlled entities, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

•                  except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed as at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Income tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

REVENUE AND EXPENSE RECOGNITION

Net interest income

Net interest income is reflected in the income statement using the effective interest method.

The effective interest method is a method of calculating amortisation using the effective interest rate of a financial asset or financial liability. The effective interest rate is the rate that exactly discounts the estimated stream of future cash payments or receipts over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability.

When calculating the effective interest rate, the cash flows are estimated considering all contractual terms of the financial instrument (for example, prepayment, call and similar options) excluding future credit losses.

The calculation of the effective interest rate includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. Where it is not possible to reliably estimate the cash flows or the expected life of a financial instrument (or group of financial instruments), the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments) are used.

Dividend income

Dividend income is recorded in the income statement on an accruals basis when the Banking Group obtains control of the right to receive the dividend.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to the effective interest rate arising from negotiating, or participating in the negotiation of a transaction with a third party, such as purchase or sale of businesses, are recognised on completion of the underlying transaction.

Trustee and funds management activities

Fees and commissions earned through the marketing of funds management products are included in the income statement as they are earned.

Gains less losses on financial instruments at fair value through profit or loss

From 1 October 2005, gains less losses on financial instruments at fair value through profit or loss comprises fair value gains and losses from three distinct activities:

•                  trading financial instruments;

•                  hedging instruments; and

•                  financial instruments designated at fair value through profit or loss.

Trading financial instruments recognise fair value movements on all trading financial instruments. For trading derivatives a full fair value is determined inclusive of Interest income and Interest expense arising on those derivatives. Interest income and Interest expense on Trading securities and those derivatives that form part of a designated fair value through profit or loss relationship is reported within Interest income and not included in the fair value of these instruments.

Hedging instruments recognise fair value movements on both the hedged item and hedging derivative in a fair value hedge relationship, and hedge ineffectiveness for both fair value and cash flow hedges.

Financial instruments designated at fair value through profit or loss recognise fair value movements (including interest).

Interest income and Interest expense on hedging instruments and items designated at fair value through profit or loss at initial recognition are recognised in net interest income.

Trading income

Prior to 1 October 2005, gains and losses realised from the sale of trading securities and unrealised fair value adjustments were reflected in the income statement. Realised and unrealised gains and losses on trading derivative instruments were reflected in the income statement.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of value added tax such as goods and services tax, except where the tax incurred is not recoverable from the Inland Revenue Department. In these circumstances, the tax is recognised as part of the cost of the expense or the acquisition of the asset.

Receivables and payables are stated at an amount with tax included. The net amount of tax recoverable from, or payable to, the Inland Revenue Department is included within Other assets or Other liabilities.

Cash flows are included in the statement of cash flows on a gross basis. The tax component of cash flows for all activities are classified within operating activities.

Income Statement Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 2 Gains less Losses on Financial Instruments at Fair Value

Net loss from trading securities	(4)	—	—
Net gain on derivative financial instruments	29	—	—
Net gain on assets and liabilities designated at fair value through profit or loss	12	—	—
Ineffectiveness arising from hedging relationships	(10)	—	—
Total gains less losses on financial instruments at fair value	27	—	—

Note 3 Operating Leases

Net profit on operating leases comprises:
Items included in other operating income:
Gross operating lease income	41	39	159
Total items included in other operating income	41	39	159
Items included in operating expenses:
Depreciation on motor vehicle lease assets	28	28	112
Direct operating lease expenses	5	5	18
Impairment losses on operating lease assets	—	—	4
Net loss on sale of operating lease assets	—	—	1
Total items included in operating expenses	33	33	135
Net profit on operating leases	8	6	24

Under NZ IFRS, operating lease depreciation and direct operating lease expenses have been reported under Operating expenses. Under previous NZ GAAP, these expenses were netted against Operating lease income within Other operating income. Refer to note 1 and note 29 for further details.

Note 4 Segment Analysis

For the purposes of this note a business segment is a distinguishable component of the entity that is engaged in providing groups of related products and services and that is subject to risks and returns that are different from those of other business segments. Separate financial information for each segment is reported to the Board of Directors and Managing Director for the purposes of evaluating performance.

The Banking Group’s business is organised into four segments: Financial Services New Zealand, Institutional Markets and Services, Asset Management and Other. Financial Services New Zealand is the retailing arm of the Banking Group, providing a full range of financial services to customers. Institutional Markets and Services is responsible for the Banking Group’s relationships with large corporations and institutions. It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance and a services unit. Asset Management provides fleet management and car leasing services to customers. Other includes segments which are not considered to be separate reportable operating segments.

Revenues and expenses directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments. Segment revenue represents revenue directly attributable to a segment and the portion of the Banking Group’s revenue that can be allocated to the segment on a reasonable basis. Segment result represents segment revenue less segment expenses before income tax expense.

	Consolidated
	Financial	Institutional
	Services	Markets and	Asset
Dollars in Millions	New Zealand	Services	Management	Other	Total

For the three months ended 31 December 2005 (Unaudited)
Segment revenue	302	54	41	25	422
Segment result	144	36	4	16	200

For the three months ended 31 December 2004 (Unaudited)
Segment revenue	298	42	41	17	398
Segment result	118	31	2	6	157

For the year ended 30 September 2005 (Unaudited)
Segment revenue	1,185	175	160	91	1,611
Segment result	515	114	(1)	58	686

Asset Notes

Note 5 Investments in Controlled Entities

Incorporation of controlled entities

BNZ International Funding Limited, a wholly owned controlled entity of Bank of New Zealand, was incorporated on 2 June 2005, with contributed equity of $100,000. The purpose of this entity is to generate offshore wholesale funding for the Banking Group through the issuance of commercial paper and medium term debt securities through its London branch.

Sale of controlled entities

On 30 June 2005, BNZ International Limited sold the voting rights in Amber Liquid Investments Limited, a controlled entity of the Banking Group, for consideration of $2,550.

On 27 September 2005, BNZ Investments Limited sold 100% of the share capital in Screen Holdings No. 3 Limited for consideration of $50 million.

The disposal of the controlled entities had the following impact on the Banking Group’s consolidated balance sheet:

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Cash proceeds from sale of controlled entities	—	—	50

Impact on net assets
Cash and balances with central banks	—	—	500
Loans and advances to customers	—	—	(500)
Other assets	—	—	(50)
Total impact on net assets	—	—	(50)

Subsequent events

Subsequent to the off-quarter balance sheet date, on 17 February 2006, the Banking Group wound up three of its non-trading controlled entities, being Maroro Leasing Limited, Quill Financing Limited and Peterel Financing Limited. The winding up of these companies had no impact on the Banking Group’s consolidated balance sheet.

Other matters

In November 2005, National Australia Bank Limited announced that it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business. This includes Custom Fleet (NZ) Limited, a wholly owned controlled entity of the Banking Group. As at the date of this General Short Form Disclosure Statement, no firm decision had been made to sell the business and any decision will be made at the conclusion of this process.

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 6 Cash and Balances with Central Banks

Notes and coins	261	268	132
Term balances with central banks	142	—	—
Total cash and balances with central banks	403	268	132
Cash and balances with central banks comprises:
At amortised cost	262	268	132
Designated at fair value through profit or loss	141	—	—
Total cash and balances with central banks	403	268	132

Note 7 Due from Other Financial Institutions

Transaction balances with other financial institutions	224	146	87
Securities purchased under agreements to resell with other financial institutions	265	488	522
Loans and advances due from other financial institutions	609	529	111
Total due from other financial institutions	1,098	1,163	720
Due from other financial institutions comprises:
Call	692	265	91
Term	406	898	629
Total due from other financial institutions	1,098	1,163	720
Due from other financial institutions comprises:
At amortised cost	585	1,163	720
Designated at fair value through profit or loss	513	—	—
Total due from other financial institutions	1,098	1,163	720

Note 8 Trading Securities

Treasury bills	907	150	179
Government securities	159	384	83
Other securities	852	1,468	901
Total trading securities	1,918	2,002	1,163

Included in trading securities as at 31 December 2005 were assets of $65 million encumbered through repurchase agreements

(31 December 2004: $288 million; 30 September 2005: $49 million) and $499 million used to secure deposit obligations

(31 December 2004: nil; 30 September 2005: nil).

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 9 Other Money Market Placements

Money market placements with non-financial institutions	727	555	615
Securities purchased under agreements to resell with non-financial institutions	—	35	—
Total other money market placements	727	590	615
Other money market placements comprise:
At amortised cost	—	590	615
Designated at fair value through profit or loss	727	—	—
Total other money market placements	727	590	615

Note 10 Investments – Available for Sale

Treasury bills	—	5	—
Other investments	50	—	—
Total investments – available for sale	50	5	—

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 11 Investments – Held to Maturity

Treasury bills	417	810	1,022
Other securities	50	60	50
Total investments – held to maturity	467	870	1,072

Included in held to maturity investments of the Bank as at 31 December 2005 was $51 million used to secure deposit obligations (31 December 2004: $103 million; 30 September 2005: $268 million).

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 12 Loans and Advances to Customers

Overdrafts	1,569	1,204	1,601
Credit card outstandings	1,259	1,163	1,155
Lease finance	27	25	31
Housing loans	18,731	16,116	18,019
Redeemable preference share finance	—	1,000	—
Other term lending	18,003	15,663	17,115
Other lending	122	93	126
Total gross loans and advances to customers	39,711	35,264	38,047
Deduct:
Unearned income	3	3	4
Deferred income	23	—	—
Allowance for impairment losses on loans and advances to customers	150	190	214
Fair value hedge adjustment	81	—	—
Total loans and advances to customers net of deductions	39,454	35,071	37,829
Loans and advances to customers comprise:
At amortised cost	27,814	35,071	37,829
Designated at fair value through profit or loss	11,640	—	—
Total loans and advances to customers net of deductions	39,454	35,071	37,829

	Consolidated
		Unaudited
	Unaudited	Other Assets	Unaudited	Unaudited
	Other Impaired	Under	Restructured	Past Due	Unaudited
	Assets	Administration	Assets	Assets	Total
Dollars in Millions	31/12/05	31/12/05	31/12/05	31/12/05	31/12/05

Note 13 Allowance for Impairment Losses on Credit Exposures

Allowance for impairment losses on credit exposures
Allowance for impairment losses on individual financial assets
Balance of specific provisions at beginning of period under previous NZ GAAP	37	—	—	2	39
Adjustment required upon transition to NZ IFRS	(2)	—	—	(2)	(4)
Balance at beginning of period under NZ IFRS	35	—	—	—	35
Charge to income statement	4	—	—	—	4
Amounts written off	(6)	—	—	—	(6)
Recovery of amounts written off in previous periods	2	—	—	—	2
Balance at end of period	35	—	—	—	35
Allowance for impairment losses on groups of financial assets
Balance of general provision at beginning of period under previous NZ GAAP					175
Adjustment required for collective impairment upon transition to NZ IFRS					(65)
Balance of collective impairment at beginning of period under NZ IFRS					110
Charge to income statement					5
Balance at end of period					115
Total allowance for impairment losses on credit exposures					150

The above table reflects allowances for impairment losses on financial assets held at amortised cost. A credit adjustment on financial assets designated at fair value through profit or loss is incorporated into the carrying value of the asset and therefore is not included in the above table.

	Consolidated
		Unaudited
	Unaudited	Other Assets	Unaudited	Unaudited
	Other Impaired	Under	Restructured	Past Due	Unaudited
	Assets	Administration	Assets	Assets	Total
Dollars in Millions	31/12/04	31/12/04	31/12/04	31/12/04	31/12/04

Allowance for impairment losses on credit exposures
Specific provisions for doubtful debts
Balance at beginning of period	21	—	—	2	23
Transfer from general provision	(2)	—	—	2	—
Amounts written off	(1)	—	—	(4)	(5)
Recovery of amounts written off in previous periods	1	—	—	2	3
Balance at end of period	19	—	—	2	21
General provision for doubtful debts
Balance at beginning of period					169
Transfer to specific provisions					—
Charge to income statement					—
Balance at end of period					169
Total allowance for impairment losses on credit exposures					190

	30 September 2005 (Unaudited)

Specific provisions for doubtful debts
Balance at beginning of period	21	—	—	2	23
Transfer from general provision	21	—	—	9	30
Amounts written off	(6)	—	—	(17)	(23)
Recovery of amounts written off in previous periods	1	—	—	8	9
Balance at end of period	37	—	—	2	39
General provision for doubtful debts
Balance at beginning of period					169
Transfer to specific provisions					(30)
Charge to income statement					37
Other					(1)
Balance at end of period					175
Total allowance for impairment losses on credit exposures					214

Upon transition to NZ IFRS, the Banking Group has applied an incurred loss basis to the calculation of allowances for impairment losses in groups of financial assets. Under previous NZ GAAP the Banking Group used a statistical provisioning basis which utilised an expected loss methodology.

Prior to 1 October 2005 (the date at which NZ IAS 39 was adopted), specific provisions were recognised against past due assets where the Banking Group expected to incur a loss in relation to particular portfolios (where payment of principal or interest are contractually past due between 90 to 180 days), however, specific identification of individual balances was impracticable.

Following the adoption of NZ IAS 39 impairment losses were no longer recognised against these facilities as they formed part of the allowance for impairment losses on groups of financial assets.

Note 14 Asset Quality

The Banking Group provides for impairment losses on credit exposures as disclosed in note 13. Accordingly, when management determines that recovery of a loan is doubtful, the principal amount and accrued interest on the obligation are written down to estimated net realisable value.

Pre-allowance balances at end of period

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Other impaired assets	81	94	115
Other assets under administration	1	2	2
Restructured assets	—	—	—
Past due assets	43	43	44
Total pre-allowance balances	125	139	161

Past due loans are not necessarily doubtful. Gross amounts for the Banking Group have been stated without taking into account security available for such loans. The Banking Group did not have any assets acquired through security enforcement as at 31 December 2005 (31 December 2004: nil; 30 September 2005: nil).

As at 31 December 2005, the Banking Group had $2 million of customer outstanding balances for loans designated at fair value through profit or loss that were deemed to be impaired. The carrying value of the loans was $1 million (31 December 2004: nil; 30 September 2005: nil). These balances are excluded from the above table.

Off-balance sheet impaired assets

There were no off-balance sheet facilities included in the above end of period balance as at 31 December 2005 (31 December 2004: nil; 30 September 2005: nil). No allowance for impairment losses on individual off-balance sheet credit related commitments had been made as at 31 December 2005 (31 December 2004: nil; 30 September 2005: nil).

Liability Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 15 Due to Central Banks and Other Financial Institutions

Transaction balances with other financial institutions	554	447	389
Securities sold under agreement to repurchase from other financial institutions	68	325	153
Deposits from central banks	404	100	203
Deposits from other financial institutions	657	619	940
Total due to central banks and other financial institutions	1,683	1,491	1,685
Due to central banks and other financial institutions comprises:
Call	1,332	447	1,285
Term	351	1,044	400
Total due to central banks and other financial institutions	1,683	1,491	1,685
Due to central banks and other financial institutions comprises:
At amortised cost	1,312	1,491	1,685
Designated at fair value through profit or loss	371	—	—
Total due to central banks and other financial institutions	1,683	1,491	1,685

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 16 Other Money Market Deposits
Money market deposits from non-financial institutions	2,716	2,647	2,586
Certificates of deposit	4,373	3,283	3,764
Commercial paper	3,679	3,326	1,731
Total other money market deposits	10,768	9,256	8,081
Other money market deposits comprise:
At amortised cost	—	9,256	8,081
Designated at fair value through profit or loss	10,768	—	—
Total other money market deposits	10,768	9,256	8,081

Note 17 Deposits from Customers
Demand deposits not bearing interest	586	586	654
Other demand and short term deposits	8,311	7,931	8,227
Term deposits	12,015	10,782	11,804
Total deposits from customers	20,912	19,299	20,685

Shareholder’s Equity Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 18 Shareholder’s Equity
Total shareholder’s equity at beginning of period	2,788	2,504	2,504
Adjustments required as a result of changes in accounting policy
Retained profits (refer to note 1)	—	(6)	(6)
Total adjustments required as a result of changes in accounting policy	—	(6)	(6)
Adjustments required as a result of transition to NZ IFRS
Cash flow hedge reserve (refer to note 29)	(6)	—	—
Retained profits (refer to note 29)	80	—	—
Total adjustments required as a result of transition to NZ IFRS	74	—	—
Total adjusted shareholder’s equity at beginning of period	2,862	2,498	2,498
Total recognised income and expenses for the period	138	116	525
Transactions with owners during the period
Ordinary dividend	(160)	(160)	(235)
Total transactions with owners during the period	(160)	(160)	(235)
Movement in shareholder’s equity for the period	(22)	(44)	290
Total shareholder’s equity at end of period	2,840	2,454	2,788

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 19 Reserves
Asset revaluation reserve	2	—	2
Foreign currency translation reserve	—	(1)	—
Cash flow hedge reserve	(7)	—	—
Total reserves	(5)	(1)	2

Other Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Note 20 Interest Earning and Discount Bearing Assets and
Liabilities and Ranking of Liabilities

Interest earning and discount bearing assets	44,190	39,973	41,668
Interest and discount bearing liabilities	41,282	36,963	38,644

Ranking of liabilities

The deposit liabilities reported in these interim financial statements by the Banking Group are unsecured and rank equally with the Banking Group’s other unsecured liabilities. Liabilities totalling $69 million as at 31 December 2005 (31 December 2004: $72 million; 30 September 2005: $88 million) rank in priority to general creditors’ claims in a winding up of the Bank. Subordinated loans from related entities totalling $1,205 million as at 31 December 2005 (31 December 2004: $905 million; 30 September 2005: $905 million) rank behind the claims of general creditors in a winding up. Included in liabilities are obligations of the Bank under repurchase agreements where the Bank has agreed to repurchase Government stock totalling $68 million as at 31 December 2005 (31 December 2004: $325 million; 30 September 2005: $153 million). The Bank held secured deposits of $535 million as at 31 December 2005 (31 December 2004: $100 million; 30 September 2005: $266 million).

Note 21 Forward Commitments to Purchase Securities

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Forward purchases of securities	139	39	54

Note 22 Contingent Liabilities and Credit Commitments

Bank of New Zealand and other income tax group members have a joint and several liability for the income tax liability of the income tax group. Bank of New Zealand is not expected to incur any additional tax liability as a result of this joint and several liability.

Contingent liabilities and credit commitments exist in respect of commitments to extend credit, letters of credit and financial guarantees, as well as claims, potential claims and court proceedings against entities in the Banking Group. With the exception of the amended assessment from the Inland Revenue Department in relation to structured finance transactions disclosed below, the potential liability arising in respect of these claims cannot be accurately assessed. Where some loss is probable appropriate provisions have been made.

Bank of New Zealand provided a Deed of Indemnity in respect of the performance prior to 1 February 2006 by the company then known as BNZ Investment Management Limited of certain Trustee functions that were delegated to that company relating to certain unit trusts of which it is the “manager”. Prior to 1 February 2006, BNZ Investment Management Limited was a controlled entity of National Australia Bank Limited. On 31 January 2006, BNZ Investment Management Limited was sold to Assure New Zealand Limited, a wholly owned controlled entity of AXA Asia Pacific Holdings Limited, and was renamed Assure Funds Management Limited.

The principal amount of the Banking Group’s off-balance sheet exposures as at 31 December 2005 (excluding sold puts and sold calls on foreign exchange option contracts, interest rate contracts and other option contracts) is disclosed in note 25.

The notional amount of sold puts and sold calls outstanding as at the off-quarter balance date comprised:

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	31/12/05	31/12/04	30/9/05

Foreign exchange option contracts	598	415	442
Interest rate option contracts	877	742	1,010
Other option contracts	8	14	11

Amended assessment from the Inland Revenue Department – structured finance transactions

The Inland Revenue Department (the “IRD”) is carrying out a review of certain structured finance transactions in the banking industry.

The Bank and one of its wholly owned controlled entities have received amended tax assessments for the 1998 and 1999 tax years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately $47 million. Interest would be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 tax years. These notices do not create a tax obligation for the Bank, but advise of the IRD’s intention to issue amended assessments for those years.

All of the Bank’s structured finance transactions that are the subject of the IRD’s review had either matured or been terminated by 30 June 2005.

If the IRD issues amended assessments for all transactions for years up to 30 September 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately $416 million. In addition, as at 31 December 2005, interest of $125 million (net of tax) would be payable.

The Banking Group is confident that its position in relation to the application of the taxation law is correct and is disputing the IRD’s position with respect to these transactions. The Banking Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the interim financial statements for the three months ended 31 December 2005.

Commerce Commission

In November 2004, the New Zealand Commerce Commission publicly notified its intention to prosecute a number of credit and debit card issuers for alleged misleading practices under the Fair Trading Act 1986. The Bank was included in those allegations. This followed an industry-wide investigation into the disclosure of international currency conversion fees on credit and debit card transactions.

In February 2005, charges were laid against a number of card issuers, including the Bank, in relation to this matter. The Bank is defending these charges. As at the date of signing of this General Short Form Disclosure Statement, the possible liability the Bank may face cannot be reliably measured. No provision has been made in relation to this matter in the General Short Form Disclosure Statement for the three months ended 31 December 2005.

Note 23 Credit Exposures to Connected Persons and Non-Bank Connected Persons

The Reserve Bank of New Zealand defines Connected Persons to be other members of the National Australia Bank Limited Group and Directors of the Bank. Controlled entities of the Bank are not connected persons. Credit exposures to connected persons are based on actual credit exposures rather than internal limits, net of allowance for impairment losses on individual financial assets and exclude advances of a capital nature. Credit exposures to connected persons reported in the table below are on a gross basis.

	Consolidated
Dollars in Millions	Unaudited As At 31/12/05	Unaudited As At 31/12/04	Unaudited As At 30/9/05	Unaudited Peak for the 3 Months Ended 31/12/05	Unaudited Peak for the 3 Months Ended 31/12/04	Unaudited Peak for the 3 Months Ended 30/9/05

Credit exposure to connected persons	335	478	556	963	995	556
Credit exposure to connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	12.4%	20.6%	20.9%	35.6%	42.9%	20.9%
Credit exposure to non-bank connected persons	—	—	—	—	—	—
Credit exposure to non-bank connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

As at 31 December 2005, the Banking Group’s rating-contingent limit was 70% of the Banking Group’s tier one capital. There were no changes to this limit during the three months ended 31 December 2005. Within the overall rating-contingent limit, there is a sublimit of 15% of tier one capital which applies to aggregate credit exposure to non-bank connected persons.

The rating-contingent limit on lending to connected persons as set out in the Bank’s Conditions of Registration has been complied with at all times during the three months ended 31 December 2005.

Where a bank is funding a large loan, it is common practice to share the risk of a customer default with connected banks. These arrangements are called risk lay-off arrangements. As at 31 December 2005, the Banking Group had no contingent credit exposure (31 December 2004 and 30 September 2005: nil) arising from risk lay-off arrangements with connected persons. There were no allowances for impairment losses on individual financial assets against credit exposures to connected persons as at 31 December 2005 (specific provisions against credit exposures to connected persons as at 31 December 2004 and 30 September 2005 were nil).

Note 24 Concentrations of Credit Exposures to Individual Counterparties and Groups of Closely Related Counterparties

The Banking Group’s disclosure of concentrations of credit exposures to individual counterparties and groups of closely related counterparties is based on actual credit exposures, and excludes credit exposures to connected persons and OECD governments. Peak credit exposures to individual counterparties are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated Peak End of Day Credit Exposures to Individual Counterparties and Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
Percentage of Shareholder’s Equity %	Unaudited For the 3 Months Ended 31/12/05	Unaudited For the 3 Months Ended 31/12/04	Unaudited For the 3 Months Ended 30/9/05	Unaudited For the 3 Months Ended 31/12/05	Unaudited For the 3 Months Ended 31/12/04	Unaudited For the 3 Months Ended 30/9/05

10 - 19	3	4	1	5	4	2
20 - 29	2	3	2	3	2	3
30 - 39	—	—	—	—	1	—
40 - 49	—	—	—	—	2	—
50 - 59	—	—	—	—	1	—

	Consolidated Balance Sheet Date Credit Exposures to Individual Counterparties and Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
Percentage of Shareholder’s Equity %	Unaudited As At 31/12/05	Unaudited As At 31/12/04	Unaudited As At 30/9/05	Unaudited As At 31/12/05	Unaudited As At 31/12/04	Unaudited As At 30/9/05

10 - 19	2	4	1	4	2	3
20 - 29	2	3	2	—	1	—
30 - 39	—	—	—	—	1	—

Large exposure – credit ratings

	Consolidated
Dollars in Millions	Unaudited As At 31/12/05	Unaudited As At 31/12/05	Unaudited As At 31/12/04	Unaudited As At 31/12/04	Unaudited As At 30/9/05	Unaudited As At 30/9/05
	$	%	$	%	$	%

Non-banks
Exposures of investment grade credit rating	1,137	55	2,688	90	1,137	67
Exposures that are unrated or that do not meet a specified ratings criterion	942	45	304	10	564	33
Total non-banks exposures	2,079	100	2,992	100	1,701	100
Banks
Exposures of investment grade credit rating	1,494	100	1,944	100	938	100
Total banks exposures	1,494	100	1,944	100	938	100

Where the Banking Group is making large loans it is common practice to share the risk of a customer default with other connected banks or enter into other risk lay-off arrangements. The above tables have been compiled using gross exposures before risk lay-offs.

Note 25 Capital Adequacy

The Bank is subject to the capital requirements for registered banks as specified by the Reserve Bank of New Zealand.

Regulatory capital

	Consolidated
Dollars in Millions	Unaudited 31/12/05	Unaudited 31/12/04	Unaudited 30/9/05

Qualifying capital
Tier one capital
Contributed equity	1,451	1,451	1,451
Retained profits	1,394	1,004	1,335
Deductions from tier one capital:
Advances of a capital nature to connected parties	25	24	25
Goodwill and other intangible assets	112	109	107
Total tier one capital	2,708	2,322	2,654
Upper tier two capital
Revaluation reserves	2	(1)	2
Subordinated loans from related entities	190	190	190
Total upper tier two capital	192	189	192
Lower tier two capital
Subordinated loans from related entities	1,015	715	715
Total lower tier two capital	1,015	715	715
Total tier two capital	1,207	904	907
Total tier one and tier two capital	3,915	3,226	3,561
Deductions from total capital	—	—	—
Total qualifying capital	3,915	3,226	3,561
Total risk weighted exposures	36,253	31,192	34,389

Regulatory capital ratios
Total tier one capital of the Banking Group expressed as a percentage of total risk weighted exposures	7.47%	7.44%	7.72%
Minimum percentage of tier one capital to risk weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	4.00%	4.00%	4.00%
Total qualifying capital of the Banking Group expressed as a percentage of total risk weighted exposures	10.80%	10.34%	10.36%
Minimum percentage of qualifying capital to risk weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	8.00%	8.00%	8.00%

Calculation of balance sheet exposures

	Consolidated
Dollars in Millions	Unaudited Principal Amount 31/12/05	Unaudited Risk Weighting 31/12/05	Unaudited Risk Weighted Exposure 31/12/05

Cash and claims on qualifying central banks and governments with maturity within one year	2,150	0%	—
Claims on qualifying governments with maturity over one year	78	10%	8
Claims on banks and New Zealand local authorities	1,909	20%	382
Loans secured by residential mortgages	18,717	50%	9,359
All other assets	22,598	100%	22,598
Non-risk weighted assets	1,109	0%	—
Total assets	46,561		32,347

Calculation of off-balance sheet exposures

Dollars in Millions	Unaudited Principal Amount 31/12/05	Unaudited Credit Conversion Factor 31/12/05	Unaudited Credit Equivalent Amount 31/12/05	Unaudited Average Counterparty Risk Weight 31/12/05	Unaudited Risk Weighted Exposure 31/12/05

Direct credit substitutes	270	100%	270	100%	270
Commitments with certain drawdown	23	100%	23	100%	23
Transaction related contingent liabilities	242	50%	121	100%	121
Short term, self liquidating trade related contingencies	58	20%	12	100%	12
Commitments for financial services:
Maturity is greater than one year	6,860	50%	3,430	87%	2,998
Maturity is less than one year or can be cancelled at any time	7,067	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	45,737	—	1,026	27%	281
Interest rate contracts	126,597	—	909	22%	201
Other	8	—	1	35%	—
Total off-balance sheet items	186,862		5,792		3,906
Total risk weighted exposures					36,253

*            The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
Dollars in Millions	Unaudited Principal Amount 31/12/04	Unaudited Risk Weighting 31/12/04	Unaudited Risk Weighted Exposure 31/12/04

Cash and claims on qualifying central banks and governments with maturity within one year	2,009	0%	—
Claims on qualifying governments with maturity over one year	716	10%	72
Claims on banks and New Zealand local authorities	2,785	20%	557
Loans secured by residential mortgages	16,206	50%	8,103
All other assets	19,614	100%	19,614
Non-risk weighted assets	1,100	0%	—
Total assets	42,430		28,346

Calculation of off-balance sheet exposures

Dollars in Millions	Unaudited Principal Amount 31/12/04	Unaudited Credit Conversion Factor 31/12/04	Unaudited Credit Equivalent Amount 31/12/04	Unaudited Average Counterparty Risk Weight 31/12/04	Unaudited Risk Weighted Exposure 31/12/04

Direct credit substitutes	233	100%	233	100%	233
Commitments with certain drawdown	42	100%	42	100%	42
Transaction related contingent liabilities	206	50%	103	100%	103
Short term, self liquidating trade related contingencies	100	20%	20	100%	20
Commitments for financial services:
Maturity is greater than one year	4,632	50%	2,316	86%	1,984
Maturity is less than one year or can be cancelled at any time	6,742	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	38,052	—	1,102	28%	312
Interest rate contracts	73,762	—	551	27%	150
Other	54	—	7	29%	2
Total off-balance sheet items	123,823		4,374		2,846
Total risk weighted exposures					31,192

*        The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
Dollars in Millions	Unaudited Principal Amount 30/9/05	Unaudited Risk Weighting 30/9/05	Unaudited Risk Weighted Exposure 30/9/05

Cash and claims on qualifying central banks and governments with maturity within one year	1,953	0%	—
Claims on qualifying governments with maturity over one year	63	10%	6
Claims on banks and New Zealand local authorities	1,315	20%	263
Loans secured by residential mortgages	18,107	50%	9,054
All other assets	21,516	100%	21,516
Non-risk weighted assets	1,029	0%	—
Total assets	43,983		30,839

Calculation of off-balance sheet exposures

Dollars in Millions	Unaudited Principal Amount 30/9/05	Unaudited Credit Conversion Factor 30/9/05	Unaudited Credit Equivalent Amount 30/9/05	Unaudited Average Counterparty Risk Weight 30/9/05	Unaudited Risk Weighted Exposure 30/9/05

Direct credit substitutes	278	100%	278	100%	278
Commitments with certain drawdown	34	100%	34	100%	34
Transaction related contingent liabilities	239	50%	120	100%	120
Short term, self liquidating trade related contingencies	57	20%	11	100%	11
Commitments for financial services:
Maturity is greater than one year	6,049	50%	3,025	88%	2,655
Maturity is less than one year or can be cancelled at any time	6,730	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	44,397	—	934	28%	260
Interest rate contracts	112,720	—	862	22%	191
Other	14	—	3	34%	1
Total off-balance sheet items	170,518		5,267		3,550
Total risk weighted exposures					34,389

*        The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Note 26 Securitisation, Funds Management, Other Fiduciary Activities, and the Marketing and Distribution of Insurance Products

Funds management

During the three months ended 31 December 2005, the Bank marketed the products of BNZ Investment Management Limited through its branch network and derived commission from the sale of superannuation and unit trusts marketed on behalf of BNZ Investment Management Limited.

Prior to 1 February 2006, BNZ Investment Management Limited was a controlled entity of National Australia Bank Limited. On 31 January 2006, BNZ Investment Management Limited was sold to Assure New Zealand Limited, a wholly owned controlled entity of AXA Asia Pacific Holdings Limited and was renamed Assure Funds Management Limited. The Banking Group will continue to derive commission from the sale and retention of superannuation schemes and unit trusts via an exclusive distribution agreement with Assure New Zealand Limited.

The Bank provides discretionary funds management services to a number of clients.

Marketing and distribution of insurance products

The Banking Group is involved in marketing insurance products for the following entities: BNZ Life Insurance Limited, American Home Assurance Company (Australia Branch), The National Mutual Life Association of Australasia Limited (AXA), IAG

New Zealand Limited, Cigna Life Insurance New Zealand Limited, PMI Mortgage Insurance Limited and Zurich Australian Insurance Limited.

All of these entities are unrelated to the Banking Group, with the exception of BNZ Life Insurance Limited, a controlled entity of National Australia Bank Limited, which is an Affiliated Insurance Entity as defined in the Reserve Bank of New Zealand Capital Adequacy Framework (BS2).

The Banking Group derives commission income from the sale of insurance products marketed on behalf of the above-named entities with the exception of American Home Assurance Company (Australia Branch) and PMI Mortgage Insurance Limited.

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group has arranged the securitisation of certain customers’ assets and provides banking services to customers’ securitisation vehicles. The Bank services unrelated securitisation arrangements and seconds staff to entities which market and service securitisation activities. It provides interest rate derivatives to securitisation arrangements and leases premises to an unrelated securitisation vehicle. All transactions have taken place on arm’s length terms and conditions.

The Banking Group’s involvement in securitisation activities are subject to internal credit, compliance and legal approval processes to ensure that any difficulties arising from the securitisation activities do not impact adversely on the Banking Group, beyond that which is normal for arm’s length commercial relationships.

As at 31 December 2005, securitisation arrangements in which the Banking Group has been involved to the extent detailed above amounted to $1,388 million (31 December 2004: $577 million; 30 September 2005: $577 million).

Financial services provided by the Banking Group have been at arm’s length terms and conditions and at fair value and assets purchased from entities which conduct the activities have been purchased at fair value and on arm’s length terms and conditions.

Peak aggregate funding provided to entities

The Bank does not provide any funding to individual unit trusts to which the Banking Group previously provided discretionary funds management services. The Bank did not provide any funding to securitisation entities during the three months ended 31 December 2005 (31 December 2004 and 30 September 2005: nil).

Peak end of day aggregate funding (including funding provided by the purchase of securities of affiliated insurance entities) provided by the Banking Group to affiliated insurance entities is disclosed in the table below:

Consolidated
				Peak End of Day Aggregate			Peak End of Day Aggregate
				Amount of Funding			Amount of Funding
				during the Period Expressed			during the Period Expressed
	Peak End of Day Aggregate			as a Percentage of the			as a Percentage of
	Amount of Funding			Amount of the Entity’s Assets			the Banking Group’s
	During the Period			at End of Period			Tier One Capital at End of Period
Dollars in Thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3
	Months	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	31/12/05	31/12/04	30/9/05	31/12/05	31/12/04	30/9/05	31/12/05	31/12/04	30/9/05
BNZ Life Insurance Limited	196	—	1,993	0.5%	0.00%	4.8%	0.0%	0.0%	0.1%

Note 27 Risk Management Policies

In the three months prior to the off-quarter balance sheet date there has been no material change in the Banking Group’s policies for managing:

•                  credit risk, including concentrations of credit risk, intra-day credit risk, credit risk to bank counterparties and related party credit risk;

•                  currency risk;

•                  interest rate risk;

•                  equity risk;

•                  liquidity risk;

•                  operational risk; and

•                  other material business risks to which the Banking Group is exposed.

In the three months prior to the off-quarter balance sheet date the Banking Group had not become exposed to any new category of risk to which the Banking Group was not previously exposed.

Note 28 Exposures to Market Risk

Aggregate market risk exposures are derived in accordance with the methods described in clauses 1(a), 8(a) and 11(a) of the Ninth Schedule to the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005. Peak exposures to market risk are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated
				Unaudited	Unaudited	Unaudited
	Unaudited	Unaudited	Unaudited	Peak for the 3	Peak for the 3	Peak for the 3
	As At	As At	As At	Months Ended	Months Ended	Months Ended
Dollars in Millions	31/12/05	31/12/04	30/9/05	31/12/05	31/12/04	30/9/05

Interest rate exposures
Aggregate interest rate exposures	118	87	124	154	89	130
Aggregate interest rate exposures expressed as a percentage of the Banking Group’s equity	4.2%	3.5%	4.4%	5.4%	3.6%	4.7%

Foreign currency exposures
Aggregate foreign currency exposures	9	2	1	9	3	6
Aggregate foreign currency exposures expressed as a percentage of the Banking Group’s equity	0.3%	0.1%	0.0%	0.3%	0.1%	0.2%

Equity exposures
Aggregate equity exposures	—	1	—	—	1	—
Aggregate equity exposures expressed as a percentage of the Banking Group’s equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Note 29 Transition to New Zealand Equivalents to International Financial Reporting Standards

These interim financial statements have been prepared in accordance with all New Zealand equivalents to International Financial Reporting Standards and Interpretations (“NZ IFRS”). The Banking Group adopted NZ IFRS on 1 October 2005.

In accordance with NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards, comparative amounts have been restated to comply with the requirements of NZ IFRS with the exception of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts. Financial instruments and insurance contracts have been accounted for in accordance with previous New Zealand Generally Accepted Accounting Practice (“NZ GAAP”) in the comparative periods (refer to note 1).

The main adjustments that would be required to make the comparative information compliant with NZ IAS 32, NZ IAS 39 and NZ IFRS 4 are outlined below:

i)          Under NZ IAS 39 the Banking Group is required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise. If NZ IAS 32 and NZ IAS 39 had been applied in the comparative year, the derivatives would be recorded on the balance sheet as Derivative financial instruments. The movements in fair value of derivative financial instruments which did not qualify for hedge accounting, along with the ineffective portion of hedge relationships and the effective portion of fair value hedges, would have been recognised in the income statement. Fair value changes on hedging instruments in cash flow hedges would have been deferred in an equity reserve.

ii)       Where the Banking Group recognised financial instruments under previous NZ GAAP at fair value, the instruments were valued using the mid-market price. NZ IFRS requires that bid prices are used to estimate the fair value of assets and offer prices for liabilities. Mid-market prices are used to estimate the fair value where the Banking Group has assets and liabilities with offsetting market risk. A bid offer spread adjustment is applied to the net open position. Fair value adjustments would impact the income statement and Other liabilities.

iii)    Under previous NZ GAAP, loan origination fee revenue and direct costs were recognised immediately in the income statement or deferred in the balance sheet and amortised on a straight line basis over the life of the loan. The application of NZ IAS 39 in the comparative year would have required recognition of fees and costs (which are incremental to the origination of a loan) on a yield to maturity basis. The adjustment would impact the carrying value of Loans and advances to customers and the timing of the recognition of items in the income statement.

iv)   In order to make the comparative data compliant with NZ IFRS the Banking Group would have had to re-recognise certain customer related financial liabilities as NZ IFRS contains more specific requirements prior to being able to derecognise financial assets and liabilities from the balance sheet.

v)      Under NZ IAS 39 the Banking Group is not able to recognise loan impairment until objective evidence is available that a loss event has occurred. Individually significant loans are assessed for impairment. Those loans which are judged not to be impaired are then placed into portfolios of assets with similar risk profiles and subjected to a collective impairment assessment. The provision is calculated as the difference between the carrying amount and the present value of future expected cash flows discounted at the loans effective interest rate. Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience.

vi)   The above adjustments would be required to be tax effected.

The Banking Group has elected to apply the exemptions permissible under IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards in relation to insurance contracts and the designation of previously recognised financial instruments.

The following items on page 40 were either classified as Investments – available for sale, or designated at fair value through profit or loss on the date of adoption of NZ IAS 32 and NZ IAS 39. These assets and liabilities are now recorded at fair value.

	Consolidated
	Audited	Unaudited
	Carrying	Fair
	Amount	Value
Dollars in Millions	30/9/05	1/10/05

Investments – available for sale
Assets previously recorded at amortised cost
Other assets	50	50
Total investments – available for sale	50	50

Financial assets at fair value through profit or loss
Assets previously recorded at amortised cost
Loans and advances to customers	10,871	10,924
Due from other financial institutions	14	14
Other money market placements	615	615
Derivative financial instruments	166	286
Total assets previously recorded at amortised cost	11,666	11,839
Assets previously recorded at fair value
Trading securities	1,163	1,163
Derivative financial instruments	731	731
Total assets previously recorded at fair value	1,894	1,894
Total financial assets at fair value through profit or loss	13,560	13,733

Financial liabilities at fair value through profit or loss
Liabilities previously recorded at amortised cost
Due to other financial institutions	459	459
Money market deposits from non-financial institutions	8,081	8,078
Derivative financial instruments	286	299
Total liabilities previously recorded at amortised cost	8,826	8,836
Liabilities previously recorded at fair value
Trading liabilities	245	245
Bonds and notes	583	583
Derivative financial instruments	1,035	1,035
Total liabilities previously recorded at fair value	1,863	1,863
Total financial liabilities at fair value through profit or loss	10,689	10,699

Reconciliation of income statement between previous NZ GAAP and NZ IFRS

		Consolidated
		Previous
		NZ GAAP		NZ IFRS
		Unaudited	Effect of	Unaudited
		3 Months	Transition	3 Months
Dollars in Millions	Notes	31/12/04	to NZ IFRS	31/12/04

Interest income		744	—	744
Interest expense		506	—	506
Net interest income		238	—	238
Net trading gains		21	—	21
Other operating income	(1), (2)	106	33	139
Total operating income		365	33	398
Operating expenses	(2) - (5)	185	56	241
Total operating profit before impairment losses and income tax expense		180	(23)	157
Impairment losses on credit exposures		—	—	—
Total operating profit before income tax expense		180	(23)	157
Income tax expense	(1), (3) - (5), (7)	48	(8)	40
Net profit attributable to shareholder of Bank of New Zealand		132	(15)	117

		Consolidated
		Previous
		NZ GAAP		NZ IFRS
		Audited	Effect of	Unaudited
		12 Months	Transition	12 Months
Dollars in Millions	Notes	30/9/05	to NZ IFRS	30/9/05

Interest income		3,134	—	3,134
Interest expense		2,173	—	2,173
Net interest income		961	—	961
Net trading gains		99	—	99
Other operating income	(1), (2)	417	134	551
Total operating income		1,477	134	1,611
Operating expenses	(2) - (6)	730	158	888
Total operating profit before impairment losses and income tax expense		747	(24)	723
Impairment losses on credit exposures		37	—	37
Total operating profit before income tax expense		710	(24)	686
Income tax expense	(1), (3) - (7)	169	(8)	161
Net profit attributable to shareholder of Bank of New Zealand		541	(16)	525

Reconciliation of balance sheet and equity between previous NZ GAAP and NZ IFRS

		Consolidated

		Previous
		NZ GAAP	Changes in	Effect of	NZ IFRS
		Audited	Accounting	Transition	Unaudited
Dollars in Millions	Notes	30/9/04	Policy	to NZ IFRS	1/10/04

Assets
Cash and balances with central banks		136	—	—	136
Due from other financial institutions		527	—	—	527
Trading securities	(11)	—	—	754	754
Other money market placements		585	—	—	585
Securities	(11)	1,598	—	(1,598)	—
Investments – available for sale	(11)	—	—	5	5
Investments – held to maturity	(11)	—	—	839	839
Loans and advances to customers		33,967	—	—	33,967
Derivative financial instruments	(18)	—	—	834	834
Amounts due from related entities		181	—	—	181
Property, plant and equipment	(8)	612	—	(43)	569
Current taxes	(7)	—	—	3	3
Deferred tax assets	(3), (7)	131	3	-	134
Goodwill and other intangible assets	(4), (8)	—	—	112	112
Other assets	(1), (5), (8), (18)	1,573	—	(844)	729
Total assets		39,310	3	62	39,375

Financed by:
Liabilities
Due to central banks and other financial institutions		928	—	—	928
Other money market deposits	(17)	8,638	—	(244)	8,394
Trading liabilities	(19)	—	—	167	167
Deposits from customers	(17)	18,760	—	244	19,004
Derivative financial instruments	(18)	—	—	1,482	1,482
Bonds and notes		529	—	—	529
Amounts due to related entities	(3)	4,739	—	2	4,741
Deferred tax liabilities	(7)	86	—	20	106
Subordinated loans from related entities		905	—	—	905
Other liabilities	(18), (19)	2,261	9	(1,649)	621
Total liabilities		36,846	9	22	36,877
Shareholder’s equity
Contributed equity		1,451	—	—	1,451
Retained profits	(1), (3), (5), (7)	1,013	(6)	40	1,047
Total shareholder’s equity		2,464	(6)	40	2,498
Total liabilities and shareholder’s equity		39,310	3	62	39,375

		Consolidated
Dollars in Millions	Notes	Previous NZ GAAP Unaudited 31/12/04	Changes in Accounting Policy	Effect of Transition to NZ IFRS	NZ IFRS Unaudited 31/12/04

Assets
Cash and balances with central banks		268	—	—	268
Due from other financial institutions		1,163	—	—	1,163
Trading securities	(11)	—	—	2,002	2,002
Other money market placements		590	—	—	590
Securities	(11)	2,877	—	(2,877)	—
Investments – available for sale	(11)	—	—	5	5
Investments – held to maturity	(11)	—	—	870	870
Loans and advances to customers		35,071	—	—	35,071
Derivative financial instruments	(18)	—	—	967	967
Amounts due from related entities		176	—	—	176
Property, plant and equipment	(8)	620	—	(40)	580
Deferred tax assets	(7)	116	3	—	119
Goodwill and other intangible assets	(4), (8)	—	—	109	109
Other assets	(1), (3), (5), (8), (18)	1,510	—	(1,000)	510
Total assets		42,391	3	36	42,430

Financed by:
Liabilities
Due to central banks and other financial institutions		1,491	—	—	1,491
Other money market deposits	(17)	9,515	—	(259)	9,256
Trading liabilities	(19)	—	—	385	385
Deposits from customers	(17)	19,040	—	259	19,299
Derivative financial instruments	(18)	—	—	1,861	1,861
Bonds and notes		544	—	—	544
Amounts due to related entities	(3)	5,666	—	3	5,669
Current tax liabilities	(7)	13	—	(3)	10
Deferred tax liabilities	(7)	83	—	12	95
Subordinated loans from related entities		905	—	—	905
Other liabilities	(18), (19)	2,698	9	(2,246)	461
Total liabilities		39,955	9	12	39,976
Shareholder’s equity
Contributed equity		1,451	—	—	1,451
Reserves	(1)	—	—	(1)	(1)
Retained profits	(1), (3) - (5), (7)	985	(6)	25	1,004
Total shareholder’s equity		2,436	(6)	24	2,454
Total liabilities and shareholder’s equity		42,391	3	36	42,430

		Consolidated
Dollars in Millions	Notes	Previous NZ GAAP Audited 30/9/05	Changes in Accounting Policy	Effect of Transition to NZ IFRS	NZ IFRS Unaudited 30/9/05	Adoption of NZ IAS 39, NZ IAS 32 and NZ IFRS 4 Unaudited 1/10/05	NZ IFRS Unaudited 1/10/05

Assets
Cash and balances with central banks		132	—	—	132	—	132
Due from other financial institutions	(10)	720	—	—	720	—	720
Trading securities	(11)	—	—	1,163	1,163	—	1,163
Other money market placements	(10)	615	—	—	615	—	615
Securities	(11)	2,235	—	(2,235)	—	—	—
Investments – available for sale	(9)	—	—	—	—	50	50
Investments – held to maturity	(11)	—	—	1,072	1,072	6	1,078
Loans and advances to customers	(10), (13), (16)	37,829	—	—	37,829	26	37,855
Derivative financial instruments	(18)	—	—	897	897	120	1,017
Amounts due from related entities		170	—	—	170	—	170
Property, plant and equipment	(8)	592	—	(38)	554	—	554
Deferred tax assets	(7), (10)	156	3	—	159	(26)	133
Goodwill and other intangible assets	(4), (8)	—	—	107	107	—	107
Other assets	(1), (5), (8), (9), (18)	1,493	—	(928)	565	(71)	494
Total assets		43,942	3	38	43,983	105	44,088

Financed by:
Liabilities
Due to central banks and other financial institutions	(10)	1,685	—	—	1,685	—	1,685
Other money market deposits	(10), (17)	8,384	—	(303)	8,081	(3)	8,078
Trading liabilities	(19)	—	—	245	245	—	245
Deposits from customers	(17)	20,382	—	303	20,685	—	20,685
Derivative financial instruments	(18)	—	—	1,321	1,321	13	1,334
Bonds and notes	(10)	583	—	—	583	—	583
Amounts due to related entities	(3)	7,108	—	6	7,114	—	7,114
Current tax liabilities	(7)	15	—	(3)	12	(10)	2
Deferred tax liabilities	(5) - (7)	52	—	11	63	23	86
Subordinated loans from related entities		905	—	—	905	—	905
Other liabilities	(10), (14), (15), (18), (19)	2,058	9	(1,566)	501	8	509
Total liabilities		41,172	9	14	41,195	31	41,226
Shareholder’s equity
Contributed equity		1,451	—	—	1,451	—	1,451
Reserves	(1), (6), (12)	—	—	2	2	(6)	(4)
Retained profits	(1), (3) - (7), (12) - (16), (18)	1,319	(6)	22	1,335	80	1,415
Total shareholder’s equity		2,770	(6)	24	2,788	74	2,862
Total liabilities and shareholder’s equity		43,942	3	38	43,983	105	44,088

The following adjustments were recognised on transition to NZ IFRS:

1                 Foreign currency translation adjustment

Under previous NZ GAAP, the Banking Group treated its foreign operations as integrated operations and translated the balances under the temporal method whereby non-monetary assets were translated using the spot rate applicable on the dates the items were first recognised in the financial statements. Under NZ IFRS non-monetary assets are required to be translated using the spot rates which applied as at balance sheet date. The Banking Group has elected to set all foreign currency translation reserves to nil on transition.

2                 Reclassification of operating lease expenses

Under NZ IFRS operating lease depreciation and direct expenses are required to be recorded within Operating expenses. Under previous NZ GAAP, the amounts were netted against operating lease income within Other operating income.

3                 Share based payments

NZ IFRS requires the Banking Group to recognise an expense in relation to all share based remuneration (including performance options, rights and shares issued to employees) determined with reference to the fair value of the equity instrument issued. Under previous NZ GAAP, the Banking Group did not recognise an expense for performance options, rights and shares issued to staff by its ultimate parent, National Australia Bank Limited. NZ IFRS requires that the fair value of performance options and performance rights at grant date be expensed over their expected vesting period on a straight line basis. Shares issued under the National Australia Bank Limited Group staff share scheme are recognised as an expense when issued, unless there are conditions attached, in which case the fair value is deferred and expensed over the expected vesting period on a straight line basis. The corresponding amount has been recognised as an Amount due to related entities.

4                 Goodwill amortisation

Under previous NZ GAAP, goodwill was amortised over a period of between 10 and 20 years. Upon transition to NZ IFRS, goodwill is no longer being amortised. Instead goodwill is tested for impairment annually to ensure its carrying amount does not exceed its recoverable amount. The goodwill amortisation recognised under previous NZ GAAP for the comparative year has been reversed under NZ IFRS. The carrying value has been reclassified from Other assets into Goodwill and other intangible assets on the face of the balance sheet.

5                 Defined benefit pension asset

Under previous NZ GAAP, the Banking Group did not recognise a defined benefit surplus on the balance sheet. NZ IAS 19 Employee Benefits requires that an asset or liability be recognised on the Banking Group’s balance sheet with any periodic movements in such surpluses to be reflected in the income statement. Actuarial gains and losses arising from actual experience are recognised directly in Retained profits. The initial adjustment to recognise the asset on the Banking Group’s balance sheet was to opening Retained profits based on valuations of the scheme as required under NZ IAS 19.

6                 Asset revaluation reserves

Under previous NZ GAAP, the Banking Group carried all land and buildings at revalued amounts with revaluation increments and decrements for a class of asset offset against one another. Revaluation increments were credited to an asset revaluation reserve and revaluation decrements were charged to the revaluation reserve to the extent that they reversed previous revaluation increments. Any excess was recognised as an expense in the income statement. By contrast, NZ IFRS requires that revaluation increments and decrements are assessed on an asset by asset basis.

Upon transition to NZ IFRS, the Banking Group has elected to use NZ GAAP valuations as the deemed cost as permitted under NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards. The valuations were considered to be broadly comparable to the fair value as at 1 October 2004.

7                 Tax effect adjustments

On transition to NZ IFRS, the Banking Group has adopted a balance sheet approach to determining deferred tax items. This approach is based upon a comparison of carrying amounts of assets and liabilities with their tax base thereby identifying a broader range of differences than those that arise under the current tax effect accounting standard. As a result of the adoption of NZ IFRS, the Banking Group has been required to recognise additional levels of deferred tax assets and liabilities.

8                 Reclassification of intangible assets

On the balance sheet, application software has been reclassified from Property, plant and equipment to Goodwill and other intangible assets.

9                 Reclassification of available for sale assets

NZ IAS 39 requires disclosure of available for sale assets on the face of the balance sheet. Certain investments previously carried at cost, less provisions for diminution, have been reclassified from Other assets and remeasured at fair value.

10          Designation of financial assets and liabilities at fair value through profit or loss

On application of NZ IAS 32 and NZ IAS 39, the Banking Group designated certain financial instruments at fair value through profit or loss. Further details of the remeasurements are disclosed on page 40.

11          Reclassification and remeasurement of securities

On 1 October 2004, the Banking Group reclassified Securities into Trading securities, Investments – available for sale or Investments – held to maturity on the face of the balance sheet. Under previous NZ GAAP, Investment securities were held at original cost adjusted for the amortisation of premiums, accretion of discounts to maturity and other than temporary diminutions in value. From 1 October 2005, Investments – held to maturity are initially recognised at fair value and subsequently recorded at amortised cost.

12          Cash flow hedge reserve

Upon application of NZ IAS 39, the Banking Group was required to defer fair value changes on hedging derivatives in a cash flow hedge in an equity reserve and transfer fair value movements to the income statement at the time the hedge risk affects profit or loss. Hedge ineffectiveness will be recognised in the income statement immediately.

13          Revenue recognition

On 1 October 2005, the Banking Group re-recognised fee revenue and costs which were incremental to the origination of loans, previously recorded in the income statement, with corresponding adjustments in Deferred tax liabilities and Retained profits.

14          Re-recognition of certain financial liabilities

As at 1 October 2005, the Banking Group re-recognised certain customer financial liabilities on the balance sheet which were released through the income statement under previous NZ GAAP.

15          Valuation of financial instruments using bid offer prices

On 1 October 2005, the Banking Group applied a bid offer adjustment to the fair value of financial instruments in a net open position. The offsetting adjustment was recorded in Retained profits.

16          Loan loss provisioning

Under previous NZ GAAP, the Banking Group adopted a statistical based provisioning methodology for calculating the general provision for doubtful debts. Under this methodology, the Banking Group estimated the level of losses inherent, but not specifically identified, in the credit portfolio.

On 1 October 2005, an adjustment was recorded in Loans and advances to customers and Retained profits to align the calculation methodology to an NZ IFRS compliant basis.

17          Reclassification of deposits

On the balance sheet, foreign currency deposits have been reclassified from Other money market deposits to Deposits from customers.

18          Derivative financial instruments

On 1 October 2004, unrealised gains and losses on derivative financial instruments recognised under previous NZ GAAP were reclassified on the balance sheet from Other assets and Other liabilities to Derivative financial instruments. As required by NZ IAS 39, on 1 October 2005, the Banking Group recognised all derivatives at fair value, regardless of whether the instrument was used in a hedging relationship or otherwise. Derivatives previously not recognised were recorded on the balance sheet through Retained profits.

19          Reclassification of trading liabilities

On 1 October 2004, the Banking Group reclassified short sales of securities from Other liabilities to Trading liabilities on the balance sheet.

Material adjustments to cash flow statement

The material differences between the cash flow statement presented under NZ IFRS and that presented under previous NZ GAAP for the three months ended 31 December 2004 and the year ended 30 September 2005 were:

i)                 Under previous NZ GAAP, the cash flows arising from movements in operating assets and liabilities were treated as investing or financing activities. Under NZ IFRS, these are now treated as operating activities as they relate to the main revenue producing activity of the Banking Group.

ii)              New lines have been added and certain reclassifications have been made to align with the new items presented in the income statement and the balance sheet.

Auditor’s Independent Review Report

Review Report to the Directors of Bank of New Zealand

We have reviewed the interim financial statements and the supplementary information on pages 4 to 47. The interim financial statements and supplementary information provide information about the past financial performance of Bank of New Zealand and its subsidiaries (the “Banking Group”) and their financial position as at 31 December 2005. The supplementary information is disclosed in accordance with clause 10 of the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 (the “Order”). This information is stated in accordance with the accounting policies set out on pages 10 to 20.

Directors’ responsibilities

The directors are responsible for the preparation of:

•                  interim financial statements in accordance with clause 10 of the Order which give a true and fair view of the financial position of the Banking Group as at 31 December 2005 and of their financial performance and cash flows for the three month period ended on that date; and

•                  supplementary information in accordance with clause 10 of the Order which gives a true and fair view of the matters to which it relates.

Reviewer’s responsibilities

It is our responsibility to express a statement of findings on the interim financial statements and supplementary information presented by the directors and report our findings to you.

Basis of statement

Our review is limited primarily to enquiries of the Banking Group personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

We conducted our review of the interim financial statements and supplementary information of the Banking Group for the three month period ended 31 December 2005 in accordance with RS-1: Statement of Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. Those standards require that we plan and perform our review to obtain a moderate level of assurance as to whether the financial data is free of material misstatement, whether caused by fraud or error. We also evaluated the overall adequacy of the presentation of information in the interim financial statements and supplementary information.

Ernst & Young provides expatriate taxation advice and subleases some office space located at 125 Queen Street, Auckland (BNZ Tower) to the Banking Group.

Unqualified statement of findings

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that:

•                  the interim financial statements on pages 4 to 47 do not present a true and fair view of the financial position of the Banking Group as at 31 December 2005 and their financial performance and cash flows for the three month period ended on that date; and

•                  the supplementary information disclosed in accordance with clause 10 of the Order does not present a true and fair view of the matters to which it relates.

Our review was completed on 7 March 2006 and our unqualified statement is expressed as at that date.

Auckland

Credit Ratings

Bank of New Zealand has the following credit ratings applicable to its long term senior unsecured obligations payable in New Zealand, in New Zealand dollars.

Rating Agency	Current Credit Rating	Outlook

Standard & Poor’s (Australia) Pty Limited	AA-	Stable

Moody’s Investor Services, Inc	Aa3	Stable

During the two-year period ended 31 December 2005, the Standard & Poor’s ratings outlook changed from AA stable to AA negative on 30 January 2004 and from AA negative to AA- stable on 12 March 2004. These changes were the result of revisions in the credit rating of the Bank’s ultimate parent bank, National Australia Bank Limited.

The Moody’s Investor Services credit rating was first issued on 23 August 2005 and no changes were made to that rating during the period ended 31 December 2005.

The following is a summary of the descriptions of the major ratings categories for each rating agency for the rating of long term senior unsecured obligations.

Standard & Poor’s	Moody’s Investor Service	Description of Grade

AAA	Aaa	Ability to repay principal and interest is extremely strong. This is the highest investment category.

AA	Aa	Very strong ability to repay principal and interest in a timely manner.

A	A	Strong ability to repay principal and interest although somewhat susceptible to adverse changes in economic, business or financial conditions.

BBB	Baa	Adequate ability to repay principal and interest. More vulnerable to adverse changes.

BB	Ba	Significant uncertainties exist which could affect the payment of principal and interest on a timely basis.

B	B	Greater vulnerability and therefore greater likelihood of default.

CCC	Caa	Likelihood of default considered high. Timely repayment of principal and interest is dependent on favourable financial conditions.

CC to C	Ca to C	Highest risk of default.

D	—	Obligations currently in default.

Credit ratings by Standard & Poor’s may be modified by the addition of a plus or minus sign to show relative standing with the major rating categories. Moody’s Investors Service apply numeric modifiers 1, 2 and 3 to show relative standing within the major rating categories with 1 indicating the higher end of that category and 3 indicating the lower end.

Conditions of Registration

The Conditions of Registration imposed on Bank of New Zealand by the Reserve Bank of New Zealand pursuant to section 74 of the Reserve Bank of New Zealand Act 1989 which were applicable as at the date of signing of this General Short Form Disclosure Statement are as follows:

Conditions of Registration as from 20 October 2005 – Bank of New Zealand

The registration of Bank of New Zealand (the “Bank”) as a Registered Bank is subject to the following conditions:

1.               That the Banking Group complies with the following requirements:

•                  Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•                  Tier one capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•                  Capital of the Banking Group is not less than NZ $15 million.

For the purposes of this condition of registration, capital, tier one capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled “Capital Adequacy Framework” (BS2) dated March 2005.

2.               That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.               That the Banking Group’s insurance business is not greater than 1 percent of its total consolidated assets. For the purposes of this condition:

i)                 Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

ii)              In measuring the size of the Banking Group’s insurance business:

a)              where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•                  the total consolidated assets of the group headed by that entity;

•                  or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)             otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)              the amounts measured in relation to parts (a) and (b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts (a) and (b) shall relate to on-balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)             where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.               That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit rating	Connected exposure limit (percentage of the Banking Group’s tier one capital)

AA / Aa2 and above	75

AA- / Aa3	70

A+ / A1	60

A / A2	40

A- / A3	30

BBB+ / Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s tier one capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled “Connected Exposure Policy” (BS8) dated March 2005.

5.               That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.               That the board of the Registered Bank contains at least two independent Directors. In this context an independent Director is a Director who is not an employee of the Registered Bank, and who is not a director, trustee or employee of any holding company of the Registered Bank, or any other entity capable of controlling or significantly influencing the Registered Bank.

7.               That the chairperson of the Bank’s board is not an employee of the Registered Bank.

8.               That the Bank’s constitution does not include any provision permitting a Director, when exercising powers or performing duties as a Director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.               That no appointment of any Director, Chief Executive Officer, or executive who reports or is accountable directly to the Chief Executive Officer, shall be made in respect of the Bank unless:

i)                 the Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee; and

ii)              the Reserve Bank has advised that it has no objection to that appointment.

10.         That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

11.         That the Bank will not, without first obtaining the written approval of the Reserve Bank, revoke the constitution of BNZ International Funding Limited or alter the constitution of BNZ International Funding Limited if such alteration would delete or amend or negate the effect of clause 2.2 of the constitution.

For the purposes of these Conditions of Registration, the term “Banking Group” means the Bank of New Zealand’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

Directors’ Statement

The Directors of Bank of New Zealand state that each Director of the Bank believes, after due enquiry, that:

1.               as at the date on which the Short Form Disclosure Statement is signed:

a)              the Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005; and

b)             the Short Form Disclosure Statement is not false or misleading; and

2.               during the three months ended 31 December 2005:

a)              the Bank has complied with its Conditions of Registration applicable during that period;

b)             credit exposures to connected persons (refer to note 23 on page 31) were not contrary to the interests of the Banking Group; and

c)              the Bank had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This Short Form Disclosure Statement is dated at Auckland this 7th day of March 2006 and signed by Messrs. McDonald and Thodey as Directors and as responsible persons on behalf of all the other Directors.

T K McDonald

Chairman

P L Thodey

Managing Director

A member of the National Australia Bank Group

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible. Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	19 July 2005

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	10 March 2006

No. of securities held prior to change	27,373 Ordinary shares 1,175,000 executive Share options over 1,175,000 Ordinary shares 278,750 Performance rights

Class	Ordinary

Number acquired	500,000 Executive Share Options over 500,000 ordinary shares of National Australia Bank Limited 140,000 Performance Rights

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise Price of Options is $34.53, being the same price applicable to all other National Australia Bank executives.

No of securities held after change	27,373 Ordinary shares 1,675,000 executive Share options over 1,675,000 Ordinary shares 418,750 Performance rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant approved at the Annual General Meeting of Shareholders in January 2006 of Options & Performance Rights under approved Plan.

GF NOLAN

Company Secretary

17 March 2006

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 20 March 2006	Name: Brendan T Case
Title: Associate Company Secretary